



05006777


# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lindsey Morden Group Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 5743 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dlw

DATE: 3/24/05

# Lindsey Morden Group Inc.







Annual Report 2004

## Company Overview

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management. Our global network of over 3,300 professionals is strategically located in 284 branches throughout Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East.

Our core service is resolving insurance claims rapidly, fairly and cost-effectively for our customers. We typically work for insurance companies, syndicates and organizations with significant risk retention. We operate worldwide programs for international corporations, in addition to handling individual assignments. Wherever an insurance loss occurs, regardless of its type or severity, our response is swift and seamless, tailored to the requirements of our customers. Our services are based on strong technical skills, constantly evolving methodologies and technology and, above all, customer service.

Beyond our core service, we provide engineering consultancy, risk management, risk surveys, valuations and related services. We also provide catastrophe response, rapidly deploying qualified staff when and where they are needed.



**The link** represents the strength and flexibility of Lindsey Morden Group who provide loss adjusting and claims management services around the world. And the link connects us with our business partners: we are part of your service, delivering your promises.

# Financial Highlights



*(in $000s except as otherwise indicated)*

| *For the years ended December 31* | **2004** | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Revenue | **423,891** | 407,136 | 421,460 | 386,946 | 331,029 |
| Operating earnings | **24,040** | 20,647 | 27,860 | 19,409 | 5,283 |
| Net earnings (loss) from continuing operations | **1,516** | 4,632 | (10,588) | (1,647) | (20,461) |
| Net loss | **(20,765)** | (29,955) | (17,485) | (5,839) | (23,081) |
| Total assets | **428,255** | 435,430 | 465,145 | 458,812 | 449,026 |
| Net debt *(1)* | **204,616** | 149,767 | 181,236 | 178,535 | 176,862 |
| Shareholders' equity | **68,155** | 92,068 | 145,633 | 144,488 | 142,067 |
| Weighted average number of shares outstanding (thousands) | **13,837** | 13,731 | 13,696 | 14,301 | 11,895 |
| Earnings (loss) per share from continuing operations | **0.11** | 0.34 | (0.77) | (0.12) | (1.72) |
| Loss per share | **(1.50)** | (2.18) | (1.28) | (0.41) | (1.94) |
| Net debt-to-equity ratio | **3.00** | 1.63 | 1.24 | 1.24 | 1.24 |
| Book value per share | **4.77** | 6.44 | 10.18 | 10.10 | 9.93 |
| Dividends per share | — | — | — | — | 1.00 |

*(1) Net debt is defined as total long-term debt, bank indebtedness, promissory notes and other loans less cash and temporary investments.*

**Number of Employees**


United Kingdom 1,693
International 427
Europe 457
Canada 436
United States 371

**Number of Branches**


United States 94
United Kingdom 28
International 41
Canada 79
Europe 42

## Contents

I am happy to report that Lindsey Morden Group Inc. (LMG) finished 2004 strongly with all regions reporting profits in the third and fourth quarters. Two of the regions benefited from the hurricane activity in Florida and the Caribbean, but the underlying improvement in our results was based on a number of successful initiatives.

The initiative with the biggest impact was the decision to exit the Third Party Administration (TPA) business in the United States. We were continuing to incur significant losses from that business with no other viable solution in sight.

In March 2004, the TPA business was sold, allowing for the healing to begin, and now we have turned the negative trend in claims volumes around in most markets, driven by dedicated sales efforts, and produced profits from continuing operations for the last two quarters and for the year as a whole.

Our continuing division in the United States, Cunningham Lindsey U.S. Inc. (CL US), performing traditional loss adjusting field services, was initially hurt by the loss of referral business from our former TPA business, by the perception in the market that CL US was no longer operating in the U.S. and by a major customer's decision to bring their field loss adjusting work in-house.

After an initial focus on cost reductions, we embarked on a strategy focused on providing exceptional service to our customers, providing an attractive workplace for our employees and a thorough review of unprofitable activity. This strategy is already proving to be successful and will continue to evolve in the coming months.

Our customers have been very pleased with our efforts during the hurricane season in Florida. We have established several significant new customer relationships, been able to attract, what we consider, the best talent in the industry and costs are better aligned with revenue. David Repinski and his team are well-positioned to take CL US to the next level.

Outside the United States, LMG performed well and maintained its position as one of the largest independent claims services providers offering truly worldwide coverage, with revenue exceeding $365 million.

Cunningham Lindsey International Limited (CL INT) again performed above expectations by doubling their net earnings from 2003 to $6.1 million. Jim Grant and his team proved, once again, that they are second to none in their field. The expansion to ten offices in India has been very successful, providing us with an interesting opportunity to participate in the growth of that market.

Cunningham Lindsey United Kingdom (CL UK) faced an uncommon challenge during 2004. A very large portfolio of subsidence claims, resulting from an unusually dry summer in 2003, required us to significantly expand our infrastructure focused on servicing these claims. The costs of this expansion exceeded expectations. However, from a market perspective the investment proved well worth the effort as a customer, subsequently, transferred their portfolio from a major competitor to CL UK. Gerry Loughney and his team have created the most diversified and sophisticated independent claims services provider in the United Kingdom. They are clearly the team to beat!

Cunningham Lindsey Canada Limited (CL Canada) started the year facing a significant loss of volume caused by a change in legislation related to Ontario Accident Benefits. The ENVIRONMENTAL SOLUTIONS™ Remediation Services (ESRS), however, enjoyed a well organized expansion throughout Canada enabling Bill Hornick and his team to fully recover from the loss of the Accident Benefit volume. Our ECHO Intake Solutions' (ECHO) customer response centre also benefited from the hurricane season in Florida.

## Letter to Shareholders

Cunningham Lindsey Europe BV (CL Europe) had a difficult year as claims volumes throughout Europe continued to decline. The revenue figures increased because of the acquisition of majority shareholdings in several associated companies in France. In response to this development, Pim Polak Schoute, Gerard Böttcher and their team have merged the four main operating companies in the Netherlands to realize substantial savings in operating costs without changing the outstanding level of service currently being provided. We believe CL Europe is well-positioned to take advantage of changing market conditions.

The divestment of the U.S. TPA business was completed in a manner that allowed both seller and buyer to benefit. There are still some exposures related to this divestment, but they are not a distraction for the continuing operations and we believe adequate reserves have been provided.

After this divestment, however, LMG is left with a need to restructure its financial position. A mid-term solution was found when we entered into a loan agreement with Brascan Asset Management (Brascan) for $105 million, expiring on March 31, 2005, but renewable during two six-month periods, until March 31, 2006. This agreement allowed us to focus on improving the operating result of the Company, and we are currently meeting the short-term goals established in that respect. It is our goal to pay back the Brascan loan by March 31, 2006 through working capital improvements and long-term financing solutions.

Since my appointment in August 2004, I have met with many members of the staff from all of our subsidiaries. While I have encountered a variety of cultures, I have noticed a number of common traits:

- An entrepreneurial spirit focused on the local market
- An unrelenting dedication to excellence and quality
- High ethical and moral standards
- A strong team spirit within each unit
- An open mind towards change

These traits are forming the foundation for our efforts to move LMG forward successfully.

We have established a four point plan for 2005:

- Significantly strengthen our financial position
- Significantly improve our Operating Earnings Ratio
- Reduce our dependency on weather-related events
- Provide an attractive workplace for the best talent in the industry

LMG is solidly entrenched in its markets. We have an excellent team and strong customer relationships. Our majority shareholder is supportive and willing to invest in our future. We have several exciting products in the early stages of implementation and the will to succeed. It is a new day, indeed.

**Jan Christiansen**
*President and Chief Executive Officer*

## Cunningham Lindsey United Kingdom

**Gerry Loughney, Chief Executive**

Cunningham Lindsey United Kingdom has developed a flexibility and adaptability to be able to respond successfully to varying client demand. Underlying this is our strategic vision for the business; for Cunningham Lindsey to evolve into a broad based claims management business servicing the needs of the U.K. General Insurance market.

Our ability to achieve this vision is based on the service, expertise and responsiveness of our loss adjusting roots. These are the qualities that allow us to continue to diversify, increase our range of services and broaden our client base.

In the U.K. we are the market leaders in the loss adjusting and claims management area. In an intensively competitive market our service offerings are built around our three key delivery mechanisms:

**Claims Management Services** — in which all our centralized back office claims management activity is housed and which provides the key to our claims management outsource proposals.

**Specialist Insurance Services** — which provides all our field activity from property to liability, special investigations to major loss under a single management structure.

**Project Management Services** — which is a specialist engineering and surveying service primarily dealing with subsidence claims through a national network of customer service centres.

In 2004, we introduced numerous service offerings aligned to our strategic vision of diversification and leverage of the Cunningham Lindsey brand to create a strong claims management business.

We launched Risk Solutions, a risk management and valuations service which has enabled us to extend our range beyond claims. Another success was the utilization of our existing helpline capability to create Fraudline, a local authority fraud reporting facility that has generated profitable revenue and has caught the attention of clients and the media.



***The U.K.'s premier claims management business with over 1600 employees providing nationwide coverage.***

During 2004, we launched our Claims Administration Bureau service, where in addition to dealing with claims, we are also responsible for everything from cheque issue through to the management of the client's supply chain. This provides us with a platform from which to obtain more outsourced work.

We have also developed Building Solutions, which provides a raft of related services to all levels of building claims, from desktop to visit.

In addition to the products launched in 2004, we retained the work from three of our major customers at review. We increased our share of their work and further enhanced our reputation for both operational service delivery and the development of strong client relationships.

We received many plaudits for our response to the Boscastle flash-flooding incident in Cornwall during August that again confirmed our flexibility and responsiveness. Another significant success was the training and competence assessment of all of our staff in preparation for the arrival of regulation of the U.K. General Insurance industry. Our Product Assurance and Learning and Development teams had the whole company ready to operate in the newly regulated environment six months ahead of schedule.

The market has consolidated with one of our major competitors pulling out of servicing Home Claims entirely. Most of the other major adjusters continue to compete with us but we have now achieved a market leading position in the U.K. Claims visit trends remain downwards, price pressure remains and there is continued pressure from clients to use their own staff or to send claims out to contractor networks. Our use of Property Solutions, our managed contractor network, and our focus on attracting outsourced desktop work reflects both of these issues.

We have consolidated our leading position in the U.K. and with a strong focus on creating customer value and a broader range of services are well placed to continue to expand in 2005.

## Cunningham Lindsey Canada Limited

**Bill Hornick, President and Chief Executive Officer**

Canadian Operation's vision is to remain at the forefront of the independent insurance services industry through the development of new and innovative products and the delivery of the highest level of customer service available in the marketplace.

Cunningham Lindsey Canada (CL Canada) has remodelled itself into a broad based claims management firm. Through the development of diverse, non-traditional, and non-weather dependent services, we have grown our current customer support and developed new client relationships outside our traditional support base. This growth provides greater exposure for these new services as well as new opportunities to capture greater share of the traditional adjusting business.

In today's competitive independent adjusting (IA) market, CL Canada is distinguishing itself by listening to the needs and requirements of our customers and delivering what they want most: exceptional customer service.

Our main service offering is general insurance claims adjusting. This includes a number of traditional and specialized services including Transportation Fleet, Commercial Risk, Public Entities and Accident Benefits. All services are supported by our national field network, which has representation in each Province across the country. CL Canada is and will continue to be one of the top two providers of independent claims adjusting in Canada.

A relatively new and very unique service exclusively available from CL Canada is ENVIRONMENTAL SOLUTIONS™ Remediation Services (ESRS). A market leader, ESRS is not an adjusting service, but a general contracting service for events impacting air, land and water resources. Services include Mould Remediation, Petroleum Remediation, Emergency Spill Response, Chemical Remediation, Habitat Restoration, Fisheries Management and Loss Prevention.

ESRS expansion in 2004 was a great success. It grew from its Halifax, NS, and Hamilton, ON, origins to include two new offices in Edmonton, AB, and Ottawa, ON. A fifth office in Calgary, AB, is expected to open in early 2005.

CL Canada is also a provider of call centre services. ECHO Intake Solutions' (ECHO) customer response centre serves North American insurers and self-insureds primarily with after hours emergency claims response in Canada, and catastrophe response and Workers' Compensation first report of injury intake in the U.S.



**CL Canada has served its industry since 1923 and employs 436 professionals throughout 79 branch offices.**

ECHO has received outstanding client feedback as a result of their quick response to the immediate needs of several U.S. insurers who faced unprecedented claims activity resulting from four back to back hurricanes late in the year.

In 2004, CL Canada also introduced CL Inspections to the Ontario Sewer and Watermain Industry, a new market for our firm. This innovative new service provides pre and post-construction surveys for municipal infrastructure development projects.

Other successes in 2004 included the swift and organized catastrophe response to weather-related events in Peterborough, ON; Leamington, ON; Edmonton, AB; and our nation's capital, Ottawa, ON. Customer response to our efforts was extremely positive and resulted in the renewal of a major catastrophe response contract with a large Canadian insurer.

The Canadian claims industry has seen an overall downturn in claims activity. This has resulted in insurers adjusting more claims in-house. CL Canada has responded with aggressive marketing initiatives and the development of new products and services not dependent on weather activity. These efforts have expanded our market exposure and provided new opportunities to support our field adjusting network.

Overall, CL Canada has opened many new doors for itself and its customers. We are committed to discovering and developing new ways to serve the Canadian insurance market and ensure we deliver these services better than any other independent adjusters in the marketplace.

## Cunningham Lindsey International Limited

**Jim Grant, Chief Executive**

Cunningham Lindsey International (CL International) is one of the leading loss adjusters in most of the main insurance centres of the world. The international network provides services to local insurance markets in their individual locations and provides the Cunningham Lindsey group of companies with a worldwide capability to service multi-national business. Where the company has no office of its own, specially selected correspondents have been established to extend its capabilities.



**CL International serves customers worldwide, including the Far East, Latin America and the Middle East, through its 427 employees and 41 locations.**

CL International offices differ from each other, as they reflect individual local market opportunities but there are common areas of strength through the company's recognized specialties, which result in client support for our offices around the world from the international reinsurance markets.

Our aim is to be the leading loss adjusting business in the territories in which we operate, in terms of technical abilities and sustained profitability.

The core activities of the CL International team involve construction, power generation, oil and gas, petro-chemical and other heavy industrial processes. Within the team are engineers of various disciplines, surveyors and adjusters with specialist skills, which are recognized by the insurance market. Our CL International team is well established as one of the leading firms providing such services.

In the course of 2004, our office network in India was expanded considerably. We now have ten offices throughout the country and our business there is operating successfully and profitably and continues to grow.

In the middle of the year we launched our new Audit and Review Division. Under the guidance of our new director, Max Fulton, this division is handling reinsurance claims reviews and cover-holder audits for Lloyd's Underwriters. Currently, we are engaged in several assignments in Australia.

The year 2004 was very successful for CL International in financial terms. Revenue and earnings were both ahead of previous years' results. The division's London International and Construction teams were particularly successful and they remained very busy at the year-end, having achieved several significant new appointments in the course of the year. They are both recognized as among the market leaders in their respective fields.

Our Latin American offices generally performed very well once again, as did our office in Hong Kong, despite some mixed results elsewhere in Asia.

Our portfolio of multi-national accounts was increased considerably during the year with the addition of some significant new names and that continues to be an area of focus for us.

We are heavily involved in running off catastrophe losses on several Caribbean islands and we are making preliminary assessments in South East Asia, following the horrific tsunami in the region.

The company is well positioned, going forward, with a strong professional team, a growing international network and a well established reputation among the leaders in our field.

## Cunningham Lindsey Europe BV

**Pim Polak Schoute and Gerard Böttcher, Managing Directors**

The ambition of Cunningham Lindsey Europe (CL Europe), the largest international adjusting company on the continent, is to have operations wherever our clients need us with the right professionals with in-depth knowledge of the local market and circumstances. We believe, on the one hand, local expertise on the spot needs to be deployed for the best result with respect to loss mitigation and effective loss control. On the other hand, some clients expect central control of all aspects in the adjustment process and handling of their instructions.

This is why CL Europe has chosen to invest in a large network of offices, controlled by ourselves, in lieu of agents or representatives. This is also why we continuously invest in the quality of our people and working methods. CL Europe was the first international adjuster in Europe with a ISO-9002 qualification.

The core of our business is loss adjusting. On behalf of insurers, brokers, self-insured and reinsurers, we provide a focused claims service across a range of specialist disciplines. We have proven expertise in handling major losses which occur throughout Europe, particularly where complex technical issues predominate. We also offer services like valuations, risk management services, claim fund management and third party administration.

In most of the countries where we operate, we are amongst the market leaders in each of our specialties.

On the basis of our broad experience with actual losses and the impact of loss mitigating measures, we have been asked to help the insurance industry to better understand and calculate exposures in the field of business interruption. We have developed services in this respect which have been welcomed in the market.

We have successfully concluded the formation of Cunningham Lindsey Nederland by merging our operations in the Netherlands. Cunningham Lindsey Nederland is the largest independent adjuster in the country and has received great support in the market. In several cases, we have also been nominated as preferred supplier. We have also further consolidated our operations in France via the acquisition of minority interests in numerous subsidiary companies of Cunningham Lindsey France. It has certainly contributed to our selection as a preferred supplier this year by a number of major French insurers.



**Serving continental Europe, CL Europe employs 457 employees throughout 42 locations.**

All over Europe, we have observed an increase in deductibles and exclusions in insurance contracts. We also face a trend to use cleaning companies and contractors to repair damages without the intervention of adjusters. As a consequence, we see a shift from professional field work to claims management. This formed the background for the formation of a central claims service centre within Cunningham Lindsey Nederland, operating in our main market. The claims service centre combines all back-office processes, both directly for our principals and for our field force in a fully integrated information and communication technology environment.

## Cunningham Lindsey U.S. Inc.

**David Repinski, President and Chief Executive Officer**

The vision for Cunningham Lindsey U.S. Inc. (CL US) is to be the number one claims service provider in every market we serve. In 2004, we began to realize this vision through a renewed focus on our core strength, traditional loss adjusting. This focus was made possible by the disposal of our Third Party Administration (TPA) business in early Spring.

We are committed to attaining optimum performance in each and every CL US office nationwide and base our success on our ability to deliver superior quality service, the availability of core and specialized services, the growth of new business, the presence of adjusting expertise and the achievement of solid financial performance.



**CL US's core business is traditional loss adjusting, delivered by its 371 employees in 94 branch offices nationwide.**

Traditional loss adjusting is our core service offering, it's also our core strength. The departure from the TPA business has freed our focus and our resources to grow this area of expertise. We have tremendous potential to expand our share of the U.S. independent claims adjusting market in addition to the lucrative large property loss adjusting business and the excess and surplus lines.

In 2004, CL US resurrected its Transportation Fleet Services (TFS) business line with the appointment of a divisional vice president, the acquisition of additional TFS expertise and a strategic business development plan. This product line will provide a service platform for the large North American trucking and related risks industry.

Another key accomplishment was the successful transition of the disposal of our TPA business to its new owners, which involved the transfer of approximately 800 employees and the separation of our large distribution networks to result in an efficient and cost effective infrastructure for our core traditional loss adjusting business.

The catastrophe response choreographed by CL US to the rapid succession of four major hurricanes in late 2004 was an unprecedented success. Our massive catastrophe response was swift and professional and maintained a constant balance between new customer demands and quality workmanship.

2004 also saw the implementation of a talent acquisition campaign to attract and retain new adjusting and management expertise, to maximize the delivery of our quality and service nationwide. We believe we now have some of the most reputable and technically strong management and field personnel in the U.S. independent adjusting industry.

The increased application of professional procurement practices by large national property and casualty insurance companies has increased the significance associated with being an approved partner. Insurers are consolidating larger amounts of business across fewer chosen firms. CL US is well positioned to respond with a renewed concentration on our core services; a strong, quality-focused national network; and a premier information technology platform.

Outside catastrophic weather events, there is a trend towards decreased outsourcing of claims. Our service, expertise and responsiveness of our loss adjusting roots will allow us to continue to diversify by increasing our range of services and broadening our client base.

CL US has undergone a significant transformation this past year and we are in a very positive position to progress in 2005 and beyond!

## Claims International Limited

**Linda Norman, Managing Director**

Claims International Limited (CIL) handles travel insurance claims for the U.K. travel insurance market. In this sector of the market, claims are typically low value and high volume. In 2004, CIL billed for 98,000 claims (2003 - 102,500) on behalf of twelve underwriters and intermediaries.

CIL is recognized in the U.K. travel insurance market as a premier travel claims handling company. There are few other travel claims handlers in the market who are truly independent of any underwriter, broker or intermediary. We consider this to be one of our main strengths and it allows us total flexibility. Of the U.K. independent travel claims handlers, CIL has the largest market share.

The company has recruited and developed a dedicated, well motivated and properly trained workforce, in order to meet our principals' specified and ever increasing demands regarding service standards. Strategic use and development of our information technology system has enabled us to consistently provide detailed management information to facilitate effective underwriting by our principals.

The U.K. overseas travel market is extremely resilient to worldwide events and has not been disinclined to travel due to recent disasters abroad. Year-on-year growth within this market has prevailed for the past 30 years. CIL considers that it is well placed to continue to increase claims numbers and revenues in 2005 and beyond.

The beginning of 2004 saw the loss of a major account due to a change of underwriter. The new underwriter decided to use its in-house claims facility. Since that time we have succeeded in replacing that lost business via two new sources so that, despite a major loss, claims handled in 2004 almost equalled that in 2003.

In order to reduce our dependence on too few sources of business, CIL's aim for the future is to increase its market share by adding recognized companies to its client base and to further improve on the outstanding services currently being provided to our principals and insured customers. We also aim to reduce the business risk by investigating areas of diversification, which will add value to the services currently offered.



**CIL's 62 employees represent the U.K.'s premier handlers of travel *insurance claims.***

## Vale National Training Center, Inc.

**Steve LeClaire, President**

The strategic vision for Vale National Training Center, Inc. (Vale National) is to successfully offer a complete selection of training courses for entry-level and experienced insurance claims adjusters, collision repair estimators, restoration contractors and self-insured staff using a "hands-on" high proficiency teaching method at three U.S. training centre locations. Over twenty-one courses and seminars are offered. Vale National is the only North American claims training provider with three physical facilities available to those industries.


Vale National

**Vale provides training courses to North American customers through its campuses in Texas, Pennsylvania and California.**

Vale National recorded student enrollments in 2004 of 1,940 versus 1,760 in 2003. This is an increase of 180 students.

Two new training initiatives were developed and delivered in 2004. The introduction of the California Earthquake Adjuster Accreditation Seminars in 2004 added 191 enrollments for this mandatory training requirement for California adjusters. The Paintless Dent Repair Technician Certification program generated 96 enrollments in 2004. This program should continue to expand in 2005.

In November 2004, we offered on-line registration by way of our redesigned website. This will accommodate clients in 2005 to more efficiently enroll in their desired classes and improve the overall enrollment process. A full schedule of courses and class dates for 2005 for all three Vale National training centres has been delivered to over 12,000 addresses in September 2004.

Recent U.S. Labor Department statistics indicate increasing employment hours and earnings for claims adjusters, however, heavy case loads and a decline in skills may soon force an industry, accustomed to demanding professional and well-trained staff, to change the focus back to developing these resources.

# Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

The purpose of this MD&A is to give a narrative explanation of the consolidated performance of Lindsey Morden Group Inc. (the "Company") during the 2004 financial year and during the fourth quarter of 2004. It is intended to supplement the 2004 audited consolidated financial statements and notes thereto and should be read in conjunction with them. The Company's audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, unless otherwise stated, are in Canadian dollars.

The Company is a holding company which conducts its business through its directly and indirectly held Cunningham Lindsey subsidiaries. Reference in this MD&A to: operations in Canada refer to Cunningham Lindsey Canada Limited; Cunningham Lindsey U.S. Inc. or operations in the United States refers to Cunningham Lindsey U.S. Inc. and its subsidiaries; Cunningham Lindsey United Kingdom or operations in the United Kingdom refers to Cunningham Lindsey United Kingdom and its subsidiaries and Claims International (Holdings) Limited and its subsidiaries; Cunningham Lindsey Europe BV or operations in Europe refers to Cunningham Lindsey Europe BV and its subsidiaries; and, Cunningham Lindsey International Limited or International operations refers to Cunningham Lindsey International Limited and its subsidiaries.

Unless otherwise noted in this MD&A, all information is given as at February 28, 2005. Additional information about the Company may be found at the Company's website, www.lindseymordengroupinc.com, and in the Company's annual information form filed on SEDAR which can be found at www.sedar.com.

## Special Note Regarding Forward-Looking Statements

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning.

Readers should not rely on forward-looking statements as they involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Please refer to "Overall Performance – Industry and Economic Factors", "Business Risks/Assumptions for Forward-Looking Statements", "Foreign Currency Exposure" and other sections of this MD&A for a discussion of such risks and uncertainties and material assumptions underlying forward-looking statements. The risks and uncertainties discussed in those sections are not exhaustive.

The Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date of this MD&A that may bear upon forward-looking statements.

## Business

The Company, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. The Company offers the services of over 3,300 employees through a worldwide network of 284 branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims adjusting and appraisal training courses through Vale National Training Center in the United States.

The Company's core business is managing claims for most major types of property and casualty losses. Specialty services include handling claims relating to: personal and commercial property, automobile, truck and public transportation; business interruption; hospital, educational institution, municipal and professional liability; fidelity and surety; project managed subsidence; surveying services; cargo and inland marine; environmental and pollution liability, and engineering and construction. The Company deploys a wide variety of specialty units consisting of highly trained professionals equipped to handle the most complex and sophisticated claims. The

Company's customers typically are insurance and reinsurance companies, insurance syndicates, insurance brokers and organizations with significant risk retention. Operating segments of the Company provide a variety of other claims and risk management services in response to requirements of customers.

## Overall Performance

The Company's net earnings from continuing operations in 2004 were $1.5 million compared to $4.6 million in 2003, while the net loss in 2004 was $20.8 million compared to $30.0 million in 2003.

Cunningham Lindsey Canada Limited ("CL Canada") reported increased revenue and operating earnings for 2004 compared to 2003 mainly due to non-weather-related business and increased claims activity from significant weather-related events.

Cunningham Lindsey U.S. Inc. ("CL US") reported reduced revenue from continuing operations in 2004 compared to 2003. Reduced revenue was due to the loss of one significant customer and a decline in claims frequency partially offset by hurricane claims activity in 2004. Operating loss for 2004 increased slightly compared to 2003.

Cunningham Lindsey United Kingdom's ("CL United Kingdom") revenue for 2004 increased compared to 2003 primarily due to the high level of subsidence claims arising from the surge event in 2003, caused by a period of sustained hot weather. The extreme workload generated in dealing with these claims led to some inefficiencies which impacted 2004 earnings slightly. These inefficiencies have subsequently been resolved.

Cunningham Lindsey Europe BV's ("CL Europe") revenue and operating earnings in euros decreased compared to 2003, due to reduced claims activity in certain business lines, partially offset by including all revenue of certain subsidiaries that have become wholly owned by CL Europe, and an increase in operating costs.

Cunningham Lindsey International Limited's ("CL International") revenue and operating earnings for 2004 increased compared to 2003 due to continued appointments to major construction projects and significant activity from weather-related events.

Corporate costs in 2004 decreased compared to 2003 due to favourable exchange rate movements in 2004 compared to an unfavourable movement in 2003, a reduction in stock plan amortization expense and lower advisor fees, partially offset by increased insurance, audit and severance costs.

Cash flow and financial condition of the Company are discussed under "Cash Flow" and "Financial Condition and Liquidity", respectively.

## Performance by Operating Segments

### Cunningham Lindsey Canada Limited

CL Canada's revenue for 2004 increased from 2003. Low industry-wide claims volumes were offset by certain weather-related claims and the impact of non-weather-related lines of business such as ENVIRONMENTAL SOLUTIONS™ Remediation Services. Operating earnings in 2004 increased slightly compared to 2003.

### Cunningham Lindsey U.S. Inc.

Despite lower revenues, CL US had modest operating losses in 2004 which were in line with 2003. Operating costs were reduced by $7.1 million in 2004 compared to 2003.

### Cunningham Lindsey United Kingdom

CL United Kingdom had a satisfactory year in 2004. Operating earnings for 2004 were $15.8 million which was in line with 2003. CL United Kingdom's strong market position and specialist approach to subsidence claims handling meant that they were well placed to benefit from the high level of claims arising from the hot summer of 2003. While the decline in general property claims outsourced by insurers continued in 2004, CL United Kingdom benefited from localized severe weather events and also consolidated and improved its position with a number of key clients. Growth in demand for liability and major loss services continued.

Cash provided by operating activities decreased from $33.3 million in 2003 to $6.8 million in 2004 as servicing costs were incurred on a significant proportion of subsidence claims which were paid for in advance by clients in 2003.

### Cunningham Lindsey Europe BV

CL Europe struggled in 2004 as local currency revenue was below 2003, despite the acquisition of certain minority interests noted above. Lower claims activity throughout 2004 and additional costs incurred to restructure certain operations led to reduced operating earnings.

### Cunningham Lindsey International Limited

CL International operating earnings increased from $5.9 million in 2003 to $9.0 million in 2004. These results reflect increased revenue in 2004 and a slight reduction in operating costs.

## Industry and Economic Factors

The demand from property and casualty insurance companies for services of independent claims services firms is closely related to the occurrence of weather-related events that generate volumes of claims which insurers are not able to service with internal resources. There are opportunities to provide services that are not weather-related. Also, claims for certain types of losses are becoming more complex and can involve increased negotiation and settlement time. This creates service opportunities for independent adjusters with specialized knowledge and experience.

The insurance market changed significantly after September 11, 2001. Many insurers and reinsurers suffered substantial losses and their capital and surpluses declined from those losses as well as from reductions in the value of their investments. Insurance capacity was reduced and premiums increased resulting in a "hard market" which has decreased outsourced claims activity. As a result, there has been a trend of increased insurance pricing across most lines of business, higher deductible amounts and greater risk retention by insureds. Significant consolidation and restructuring continues to take place in the insurance industry.

Competition within the independent insurance claims services industry is severe in many jurisdictions. Competition arises from other insurance claims adjusting companies as well as companies providing substitute services. Also, insurance companies often have in-house claims departments to handle large volumes of claims. As a result, fees for independent claims adjusting are under pressure and are closely reviewed by customers.

## Business Risks/Assumptions for Forward-Looking Statements

The following states key business risks for the Company and assumptions underlying forward-looking statements in this MD&A.

1. The volume of property claim assignments referred to the Company and therefore the Company's revenue fluctuates according to the frequency of weather-related events. The Company mitigates this risk through the geographic spread of its operations and through the development and marketing of services that are not affected by weather-related events. Forward-looking statements in this MD&A assume no extraordinary occurrence or lack of weather-related events in 2005.

2. The claims services markets, both domestically and internationally, are highly competitive and are served by a large number of companies of varying size and scope of services. Large claims adjusting companies compete against the Company by providing claims adjusting services and claims and risk management services. In addition, large insurance companies and insurance brokerage firms may from time to time also provide services such as claims administration and health and disability management, which compete with the claims and risk management services offered by the Company.

   In addition to the large claims adjusting companies, insurance companies and insurance brokerage firms, many smaller local and regional claims services firms located in the Company's markets compete with the Company. Many of these smaller firms do not offer the broad spectrum of claims services which the Company provides and have rate structures that are lower than the Company's. Market conditions may compel the Company to lower its prices to remain competitive in some markets; however, the Company believes that its quality product offering, its technological sophistication and its large number of geographically dispersed offices provide it with a competitive advantage over these smaller firms.

3. The majority of property and casualty insurance companies maintain their own staff of salaried adjusters, with field adjusters located in those areas in which the volume of claims justifies maintaining salaried staff. An insurance company's decision to retain an independent insurance claims services firm and the selection of a particular firm typically depend on a number of factors including the geographic location and degree of complexity of the claim, the firm's reputation and financial strength, and the in-house capacity constraints and outsourcing policies of the insurance company. These companies generally utilize independent adjusters to service claims when the volume of claims exceeds the capacity of their staff, when claims arise in areas not serviced by staff adjusters and when claims require specialized knowledge to handle the complexity of the claim. These companies may expand their ability to handle these claims internally. The Company mitigates this risk by providing high quality, fairly priced products, seeking to maintain a diverse customer base, employing contract adjusters and quickly reducing costs if a significant customer is lost.

4. The Company's ability to meet its debt service requirements depends on its future performance that, in turn, will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable the Company to continue to satisfy its capital requirements. See "Financial Condition and Liquidity".

   Fairfax Financial Holdings Limited ("Fairfax") has agreed to extend its support of the Company to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations.

5. The Company depends on the services of its senior management team. Forward-looking statements in this MD&A assume that senior management will continue to provide their services to the Company in 2005.

6. The Company is, and expects to be, a defendant in various lawsuits and damage claims arising out of its business. The Company is not aware of any pending or threatened lawsuits against the Company for which adequate insurance coverage is not in place. Forward-looking statements in this MD&A assume that no material lawsuits arise against the Company during 2005 for which adequate insurance coverage is not in place.

7. The Company's financial statements, prepared in accordance with Canadian generally accepted accounting principles, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company makes significant assumptions in its determination of a number of assets and liabilities including, claims in process, goodwill, deferred revenue, income taxes and provisions related to discontinued operations. See "Critical Accounting Estimates".

### Foreign Currency Exposure

The Company carries on a substantial portion of its business in the United Kingdom, the United States, Europe, Latin America and Asia and is exposed to foreign exchange fluctuations from the net investment in these operations. As the Company's financial results are reported in Canadian dollars, fluctuations in the value of foreign currencies relative to the Canadian dollar could materially affect the Company's financial results when expressed in Canadian dollars.

The Company enters into foreign currency contracts from time to time to hedge the foreign currency exposure related to certain investments in foreign operations. Such contracts are marked-to-market at year-end and translated at the year-end rates of exchange. The net unrealized gains or losses which result from translation of self-sustaining subsidiaries' assets and liabilities, less related hedging gains or losses, are deferred and included in shareholders' equity.

The following tables set out the Canadian dollar value of the high, low, average and closing noon rates of the United Kingdom pound, the United States dollar and the European Monetary Union euro in each of the years indicated per the Bank of Canada.

**United Kingdom Pound**

| *For the years ended December 31* | **2004** | 2003 | 2002 |
|---|---|---|---|
| High | **2.5237** | 2.5237 | 2.5428 |
| Low | **2.2017** | 2.1677 | 2.2302 |
| Average | **2.3842** | 2.2883 | 2.3582 |
| Close | **2.3062** | 2.3066 | 2.5428 |

**United States Dollar**

| *For the years ended December 31* | **2004** | 2003 | 2002 |
|---|---|---|---|
| High | **1.3968** | 1.5747 | 1.6132 |
| Low | **1.1774** | 1.2924 | 1.5110 |
| Average | **1.3015** | 1.4015 | 1.5704 |
| Close | **1.2036** | 1.2924 | 1.5796 |

**European Monetary Union Euro**

| *For the years ended December 31* | **2004** | 2003 | 2002 |
|---|---|---|---|
| High | **1.6915** | 1.6643 | 1.6564 |
| Low | **1.5431** | 1.4967 | 1.3682 |
| Average | **1.6169** | 1.5826 | 1.4832 |
| Close | **1.6292** | 1.6280 | 1.6564 |

## Selected Annual Information

The following table summarizes the revenue and operating earnings (loss) for the past three years in the operating segments in which the Company operates. Also included are: interest expense, other expenses, provision for income taxes, net earnings (loss) from continuing operations, net loss, total assets and total long-term financial liabilities.

*(in $000s except per share data¹)*

| *For the years ended December 31* | **2004** | 2003 | 2002 |
|---|---|---|---|
| **Revenue** | | | |
| Canada | **51,067** | 48,665 | 53,611 |
| United States | **55,416** | 62,561 | 72,114 |
| United Kingdom | **196,393** | 178,386 | 183,415 |
| Europe | **72,215** | 71,715 | 67,044 |
| International | **48,800** | 45,809 | 45,276 |
| | **423,891** | 407,136 | 421,460 |
| **Operating earnings (loss)** | | | |
| Canada | **2,491** | 2,421 | 4,155 |
| United States | **(147)** | (81) | 6,493 |
| United Kingdom | **15,754** | 15,815 | 15,339 |
| Europe | **5,018** | 6,987 | 6,660 |
| International | **9,018** | 5,919 | 5,024 |
| Corporate | **(8,094)** | (10,414) | (9,811) |
| | **24,040** | 20,647 | 27,860 |
| Interest | **17,388** | 10,870 | 11,748 |
| Other | **—** | — | 19,930 |
| Provision for income taxes | **5,136** | 5,145 | 6,770 |
| Net earnings (loss) from continuing operations | **1,516** | 4,632 | (10,588) |
| Net loss from discontinued operations, net of tax | **(3,588)** | (34,587) | (6,897) |
| Net loss on disposal, net of tax | **(24,625)** | — | — |
| Reimbursement for costs | **5,932** | — | — |
| **Net loss** | **(20,765)** | (29,955) | (17,485) |
| **Earnings (loss) per subordinate voting share and multiple voting share from continuing operations** | **0.11** | 0.34 | (0.77) |
| **Loss per subordinate voting share and multiple voting share** | **(1.50)** | (2.18) | (1.28) |
| **Total assets** | **428,255** | 435,430 | 465,145 |
| **Total long-term financial liabilities** | **142,140** | 136,391 | 142,613 |

*(1) As at February 28, 2005 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding.*

## Results of Operations

### Revenue

Total revenue from continuing operations for 2004 was $423.9 million, an increase of $16.8 million from $407.1 million in 2003. The Canadian, United Kingdom, European and International operations reported revenue increases compared to 2003, which were partially offset by declines in revenue of the United States operations.

Revenue from the Canadian operations increased $2.4 million from $48.7 million in 2003 to $51.1 million in 2004. Increased revenue was due to increased non-weather-related business and an increase in weather-related activity in the Central, Western and Eastern regions in 2004.

Revenue from continuing operations in the United States operations of $55.4 million decreased $7.2 million from $62.6 million in 2003. Revenue from continuing operations in local currency was U.S.$42.9 million, a decrease of U.S.$1.6 million compared to 2003. The decline in revenue in local currency was primarily attributable to the loss of one significant customer, while new business development was not sufficient to offset this loss. Four hurricanes made landfall along the south eastern United States during the second half of 2004 creating damages rivalling those of hurricane Andrew. This partially compensated for the overall decline in claims frequency during the year.

Revenue from the discontinued United States third party claims administration business ("U.S. TPA Business") was $15.0 million (U.S.$11.4 million) in 2004 compared to $54.4 million (U.S.$39.4 million) in 2003.

Revenue from the United Kingdom operations was $196.4 million, an increase of $18.0 million from $178.4 million reported in 2003. In local currency, revenue from the United Kingdom operations was £82.6 million for 2004, an increase of £4.5 million from 2003. The increase in revenue in local currency was primarily due to increased subsidence claims.

Revenue from the European operations increased $0.5 million from $71.7 million in 2003 to $72.2 million in 2004. Revenue in local currency was €44.7 million in 2004 compared to €45.3 million in 2003. The increase in revenue measured in Canadian dollars was principally from foreign exchange rate changes and the inclusion of all revenue of certain subsidiaries that have become wholly owned by CL Europe, partially offset by reduced claims activity in certain business lines.

Revenue from the International operations increased $3.0 million from $45.8 million in 2003 to $48.8 million in 2004. In local currency, revenue from the International operations was £20.5 million in 2004, an increase of £0.5 million from 2003. Revenue from the International operations reflects continued appointments to major construction projects and improved results in various international locations.

### Operating earnings (loss)

The most significant component of operating costs is the cost of salaries and benefits of fee earners which is correlated to revenue increases and decreases.

Operating earnings from continuing operations for 2004 were $24.0 million (5.7% of revenue) as compared to $20.6 million (5.1% of revenue) for 2003. Operating costs, defined as cost of service plus selling, general and administration expenses, were 94.3% of revenue in 2004 compared to 94.9% in 2003.

Operating earnings for the Canadian operations increased from $2.4 million in 2003 to $2.5 million in 2004. The increase in operating earnings was due to the increased revenue noted above.

The United States operations' loss from continuing operations of $0.1 million was comparable to 2003. In local currency, the operating loss from continuing operations was U.S.$0.1 million as compared to U.S.$0.2 million in 2003. The operating loss for 2004 arose due to the reduced revenue from property and casualty loss adjusting services noted above, partially offset by cost reductions. Cost reductions of $7.1 million have been significant compared to 2003; however, they have been made so as to not jeopardize the long-term profitability of the business or the breadth of the loss adjusting network.

The discontinued U.S. TPA Business reported an operating loss of $3.8 million in 2004 compared to $22.1 million in 2003. In local currency, operating losses of U.S.$2.9 million in 2004 reduced compared to U.S.$16.2 million in 2003 due to the disposal of the U.S. TPA Business on March 15, 2004.

The United Kingdom operations produced operating earnings in 2004 of $15.8 million that were comparable to 2003. In local currency, operating earnings of £6.7 million in 2004 compared to £6.9 million in 2003. The £0.2 million decrease was primarily due to the high level of incoming and outstanding subsidence claims arising from the surge event in the summer of 2003. The extreme workload generated in dealing with these claims led to some inefficiencies which impacted 2004 operating earnings slightly. These inefficiencies have subsequently been resolved.

Operating earnings for the European operations were $5.0 million in 2004 compared to $7.0 million in 2003. In local currency, operating earnings of €3.1 million in 2004 compared to €4.4 million in 2003. The decrease in operating earnings reflects lower revenue and an increase in operating costs during 2004 compared to 2003. Efforts to lower the cost base have been implemented and restructuring costs of €0.4 million have been expensed in 2004.

Operating earnings for the International operations were $9.0 million in 2004 compared to $5.9 million in 2003. In local currency, operating earnings of £3.8 million in 2004 compared to £2.6 million in 2003. Increased operating earnings reflect the increased revenue noted above and reduced costs in 2004.

Corporate operating losses are from selling, general and administration expenses. In 2004, Corporate operating losses decreased $2.3 million over 2003 to $8.1 million. The decrease was primarily due to favourable exchange rate movements in 2004 compared to an unfavourable movement in 2003, a reduction in stock plan amortization expense and lower advisor fees, partially offset by increased insurance, audit and severance costs.

### Net earnings (loss)

Net earnings from continuing operations in 2004 were $1.5 million (earnings of $0.11 per share) compared to net earnings from continuing operations of $4.6 million (earnings of $0.34 per share) in 2003. The net loss in 2004 was $20.8 million (loss of $1.50 per share) compared to $30.0 million (loss of $2.18 per share) in 2003. The difference between operating earnings (loss) from continuing operations and net earnings (loss) is primarily for interest expenses and the provision for (recovery of) income taxes.

Total interest expense in 2004 was $17.4 million, $6.5 million higher than interest expense of $10.9 million in 2003. Total interest *expense in 2004 included $8.8 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and* other long-term debt. The additional $8.6 million of interest expense consisted of $7.5 million interest and issue costs amortization associated with the unsecured, non-revolving loan facility and $1.1 million on operating lines and other credit facilities.

An income tax provision of $5.1 million was recorded in 2004 and was comparable to 2003. In 2004 and 2003, given current profitability levels in the United States operations and in Corporate, the Company did not record a future tax asset for the losses incurred in the United States operations or in respect of Corporate losses incurred in Canada.

On March 15, 2004, CL US completed the sale of certain assets and liabilities of its U.S. TPA Business conducted by RSKCo Services, Inc. ("RSKCo") and Cunningham Lindsey Claims Management, Inc. ("CMI") to Broadspire Services Inc. ("Broadspire"). The results of CMI and RSKCo have been accounted for as discontinued operations. Net loss from discontinued operations in 2004 was $3.6 million compared to $34.6 million in 2003. Net loss on disposal incurred in 2004 was $24.6 million and consists of $4.8 million (U.S.$3.6 million) loss on disposal of the U.S. TPA Business; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.5 million (U.S.$5.0 million) provision for expected future errors and omissions costs and insurance premiums; $6.3 million (U.S.$4.8 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and, $3.0 million (U.S.$2.3 million) for other run-off costs. Net loss from discontinued operations net of tax in 2003 included $5.5 million impairment for RSKCo goodwill and $6.5 million write-down of future tax assets.

The Company has a management services agreement with Fairfax pursuant to which Fairfax provides the Company with specified management services in consideration for an annual management fee. Under that agreement, Fairfax has agreed to reimburse the Company for $5.9 million of costs related to the disposal of the U.S. TPA Business. In 2004, $4.1 million (U.S.$3.0 million) of reimbursable costs had been received from Fairfax and a $1.8 million (U.S.$1.5 million) receivable had been accrued.

## Cash Flow

### Cash provided by (used in) operating activities

Cash used in operating activities from continuing operations was $1.8 million during 2004 compared to cash provided by operating activities of $29.5 million during 2003.

*($000s)*

| *For the years ended December 31* | **2004** | 2003 | 2002 |
|---|---|---|---|
| Canada | **4,021** | 4,956 | 5,031 |
| United States | **(4,476)** | 2,475 | 6,973 |
| United Kingdom | **6,839** | 33,335 | 21,813 |
| Europe | **3,603** | 5,961 | 3,866 |
| International | **6,592** | 4,772 | 2,892 |
| Corporate | **(18,421)** | (21,996) | (15,415) |
| | **(1,842)** | 29,503 | 25,160 |

The reduced cash flow in 2004 was a result of lower net earnings from continuing operations and deterioration in working capital for the year. The $7.0 million year-over-year decrease in cash from operating activities from continuing United States operations was primarily due to a deterioration in working capital.

United Kingdom operations' cash provided by operating activities decreased $26.5 million year-over-year mainly because a significant proportion of subsidence claims which were prepaid in 2003 incurred costs of servicing in 2004 and due to an increase in accounts receivable arising from higher activity.

Corporate cash used in operating activities improved $3.6 million year-over-year primarily due to positive working capital variances partially offset by increased financing costs and interest payments.

### Investing activities

Net investment in property and equipment was $5.7 million in 2004 compared to $2.1 million in 2003. Net purchases in 2003 included $2.2 million proceeds from the sale of a building in the United States operations. Excluding these proceeds, the net $1.4 million increase year-over-year was mainly due to increased net purchases of equipment in the European and United Kingdom operations.

Cash used in business acquisitions of $1.9 million and $2.9 million in 2004 and 2003, respectively related primarily to acquiring the remaining shares of certain European subsidiaries in 2004 and the final installment payment of deferred consideration for the remaining shares of Cunningham Lindsey France in 2003.

Cash used in other assets in 2003 related primarily to the acquisition of employee loans from a third party lender.

Cash outflow from discontinued operations of $48.1 million in 2004 compared to a cash inflow of $1.0 million in 2003. The 2004 outflow included a $36.0 million cash outflow on the disposal of the U.S. TPA Business compared to a $25.1 million cash inflow on the acquisition of RSKCo in 2003. In addition, the 2004 cash outflow from discontinued operations included $11.5 million related to the operating cash flows of the discontinued operations compared to $22.7 million in 2003.

### Financing activities

No dividends were paid or declared in 2004 or 2003.

## Quarterly Data (Unaudited)

Quarterly financial information has been prepared in accordance with Canadian generally accepted accounting principles and is in Canadian dollars.

| *(in $000s except per share data)*<br>*For the years ended December 31* | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| **2004** | | | | | |
| **Revenue** | | | | | |
| **Canada** | **11,217** | **13,060** | **13,949** | **12,841** | **51,067** |
| **United States** | **12,756** | **12,035** | **13,096** | **17,529** | **55,416** |
| **United Kingdom** | **48,913** | **46,842** | **48,975** | **51,663** | **196,393** |
| **Europe** | **18,175** | **19,110** | **16,810** | **18,120** | **72,215** |
| **International** | **12,529** | **11,082** | **12,859** | **12,330** | **48,800** |
| | **103,590** | **102,129** | **105,689** | **112,483** | **423,891** |
| **Net earnings (loss) from continuing operations** | | | | | |
| **Canada** | **103** | **149** | **959** | **338** | **1,549** |
| **United States** | **(505)** | **(828)** | **364** | **533** | **(436)** |
| **United Kingdom** | **2,951** | **1,232** | **2,757** | **4,269** | **11,209** |
| **Europe** | **448** | **1,125** | **102** | **1,256** | **2,931** |
| **International** | **1,552** | **908** | **1,407** | **2,205** | **6,072** |
| **Corporate** | **(6,064)** | **(5,737)** | **(4,221)** | **(3,787)** | **(19,809)** |
| | **(1,515)** | **(3,151)** | **1,368** | **4,814** | **1,516** |
| **Net earnings (loss)** | **(21,089)** | **(2,896)** | **(1,594)** | **4,814** | **(20,765)** |
| **Net earnings (loss) from continuing operations per share** | **$(0.11)** | **$(0.23)** | **$0.10** | **$0.35** | **$0.11** |
| **Net earnings (loss) per share** | **$(1.53)** | **$(0.21)** | **$(0.11)** | **$0.35** | **$(1.50)** |
| **2003** | | | | | |
| Revenue | | | | | |
| Canada | 11,747 | 12,134 | 11,790 | 12,994 | 48,665 |
| United States | 17,595 | 17,685 | 14,478 | 12,803 | 62,561 |
| United Kingdom | 44,716 | 42,690 | 42,427 | 48,553 | 178,386 |
| Europe | 18,390 | 17,207 | 17,222 | 18,896 | 71,715 |
| International | 11,540 | 13,292 | 10,497 | 10,480 | 45,809 |
| | 103,988 | 103,008 | 96,414 | 103,726 | 407,136 |
| Net earnings (loss) from continuing operations | | | | | |
| Canada | 148 | 86 | (23) | 995 | 1,206 |
| United States | 310 | 972 | (972) | (386) | (76) |
| United Kingdom | 2,021 | 3,611 | 2,490 | 4,105 | 12,227 |
| Europe | 778 | 403 | 859 | 1,704 | 3,744 |
| International | (79) | 1,751 | 794 | 595 | 3,061 |
| Corporate | (3,499) | (3,784) | (4,523) | (3,724) | (15,530) |
| | (321) | 3,039 | (1,375) | 3,289 | 4,632 |
| Net loss | (1,991) | (2,565) | (4,220) | (21,179) | (29,955) |
| Net earnings (loss) from continuing operations per share | $(0.02) | $0.22 | $(0.10) | $0.24 | $0.34 |
| Net loss per share | $(0.14) | $(0.19) | $(0.31) | $(1.54) | $(2.18) |

Typically, revenue is fairly evenly spread over the four quarters, with slightly higher revenue in the second half of the year due to the occurrence of seasonal weather-related events. See "Overall Performance - Industry and Economic Factors". The net earnings (loss) for the last eight quarters have been heavily affected by other expenses and one-time charges and do not reflect any trend in the underlying operating results of the Company.

## Fourth Quarter 2004

Fourth quarter 2004 revenue increased $8.8 million to $112.5 million from $103.7 million in the fourth quarter of 2003. The increase was primarily due to the strength of the Canadian dollar compared to the same period in 2003, and all operations except Europe and Canada reported increased revenue in local currencies in the fourth quarter of 2004 compared to 2003.

Operating earnings from continuing operations were $9.4 million in the fourth quarter of 2004 compared to operating earnings of $6.0 million in 2003. This increase was primarily due to the United States operations, where the operating earnings from continuing operations in the fourth quarter of 2004 increased to $0.6 million from a loss of $1.0 million in the fourth quarter of 2003. In local currencies, the United States, United Kingdom and International operations reported higher fourth quarter earnings from continuing operations in 2004 compared to 2003, while the European and Canadian operating results were lower in fourth quarter 2004 compared to 2003.

In the fourth quarter of 2003, the United States operations recorded a $5.5 million impairment of RSKCo goodwill and wrote off $6.5 million of future tax assets. During the fourth quarter of 2003, $3.5 million was accrued as Corporate expense for advisor, insurance, salary and legal settlement expenses.

## Financial Condition and Liquidity

Accounts receivable at December 31, 2004 increased by $3.5 million compared to December 31, 2003 to $80.5 million, primarily due to increased subsidence claims in CL United Kingdom.

Goodwill at December 31, 2004 was $230.5 million compared to $229.8 million at December 31, 2003. The increase was due to $1.8 million of goodwill arising on increased shareholdings in certain European subsidiaries, partially offset by $1.1 million in unrealized foreign exchange losses. Readers should refer to "Critical Accounting Estimates – Goodwill Impairment Testing" for a discussion of estimates made regarding the calculation of the Company's goodwill.

Other assets at December 31, 2004 decreased by $15.7 million compared to $23.9 million at December 31, 2003 primarily due to receipt of an agreed RSKCo purchase price reduction in 2004.

Accounts payable and accrued liabilities and deferred revenue at December 31, 2004 decreased by $31.5 million and $21.2 million, respectively compared to December 31, 2003, primarily due to the disposal of the U.S. TPA Business and payment of the final RSKCo purchase price in the third quarter of 2004.

Other liabilities increased $6.2 million to $13.4 million at December 31, 2004 compared to December 31, 2003 primarily due to accruals associated with the discontinued operations.

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender (the "Lender") bearing interest at the Canadian bank prime rate plus 3% with interest payable monthly. Proceeds of the loan were principally used to repay $59.7 million promissory notes due to Fairfax with the balance used for working capital purposes.

On July 12, 2004, CL Canada borrowed $105.0 million under an unsecured non-revolving term facility from the Lender. Proceeds of the loan were used (i) principally to repay debt owed to the Company, which in turn used the funds to repay short-term debt, including $65.0 million borrowed March 31, 2004 by way of a demand promissory note, $25.8 million borrowed under bilateral facilities with Canadian banks, and $10.8 million borrowed from Fairfax and (ii) to pay fees and expenses related to the transaction, with the balance used for working capital purposes.

The loan is for an initial term to March 31, 2005. On the written request of CL Canada, the term may be extended for two successive six-month periods to March 31, 2006. On January 28, 2005, the Company delivered to the Lender a written request for extension of the loan to September 30, 2005 and the associated commitment fee. The loan may be repaid at any time but the facility is permanently reduced by the amount of the repayment.

The loan is unsecured. The main operating companies, their holding companies and Lindsey Morden have guaranteed the obligations of CL Canada under the loan on an unsecured basis. The loan was made pursuant to an agreement dated July 8, 2004. The loan agreement includes covenants and events of default consistent with loans of this type.

In connection with the loan, Fairfax agreed to extend its support of the Company to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations.

As at December 31, 2004, the Company and its subsidiaries had demand lines of credit in the United Kingdom and Europe totalling $22.3 million (2003 - $69.9 million). Committed facilities in Canada totalling $26.3 million that were available until October 31, 2004 were repaid in full and cancelled on July 12, 2004. Bank indebtedness as at December 31, 2004 was $1.9 million (2003 - $22.9 million) consisting of drawn lines, net of cash. The demand facilities are for general corporate needs of operating subsidiaries and are not typically available for use by the Company.

Bank indebtedness decreased by $21.0 million in 2004 due to cash provided by financing activities net of cash used in operating and investing activities.

Net debt (defined as total long-term debt, bank indebtedness, other loans and promissory notes less cash) as at December 31, 2004 was $204.6 million compared to $149.8 million at December 31, 2003. Net debt increased to fund the payment of $29.2 million (U.S.$22.0 million) in connection with the disposal of the U.S. TPA Business and to fund negative operating cash flow.

The Company has contractual obligations to make future payments related to debt and leased premises, automobiles and equipment. Future principal repayments of long-term debt and future minimum annual lease payments are as follows:

| *($000s)* | Long-Term Debt | Lease | Total |
|---|---|---|---|
| 2005 | 251 | 33,556 | 33,807 |
| 2006 | 764 | 25,601 | 26,365 |
| 2007 | 69 | 19,593 | 19,662 |
| 2008 | 125,023 | 14,426 | 139,449 |
| 2009 | 12 | 10,474 | 10,486 |
| Thereafter | 4 | 33,922 | 33,926 |
| | 126,123 | 137,572 | 263,695 |

Other long-term liabilities not included in the above table are employee future benefits and other liabilities that totalled $2.9 million and $13.4 million, respectively at December 31, 2004. Other liabilities consist primarily of accrued costs related to the disposal of the U.S. TPA Business in 2004, excess office space lease provisions, and minority interests in non-wholly owned subsidiaries.

Shareholders' equity decreased to $68.2 million at December 31, 2004 from $92.1 million at December 31, 2003. The decrease was mainly due to the $20.8 million loss in 2004 and a negative movement in the currency translation adjustment account of $4.5 million related to unrealized losses on the translation of the assets and liabilities of the Company's foreign operations due to the weakening of the United Kingdom pound relative to the Canadian dollar. There was an offset of $1.3 million contributed surplus related to reimbursement from Fairfax for the commitment fee associated with the demand promissory note borrowing in 2004.

## Capital Resources

The Company provides professional services to its customers and is not in a capital-intensive business. Capital expenditures are primarily for computer equipment and furniture and fixtures for employees. The Company has no material capital expenditure commitments and generally uses operating leases to purchase computer equipment. See "Financial Condition and Liquidity".

## Transactions with Related Parties

Fairfax has committed to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meets its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations. On March 31, 2004 and July 12, 2004 the Company fully repaid borrowings from Fairfax of $59.7 million and $10.8 million, respectively at those times. Interest expensed and paid on borrowings from Fairfax during 2004 was $0.6 million. See "Financial Condition and Liquidity".

Fairfax owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. In 2004 and 2003, the Company made tax installment payments totalling $3.3 million and $1.5 million, respectively to Fairfax. The Company paid a further tax installment of $0.7 million to Fairfax in January 2005, related to 2004, and received a refund of $0.1 million in respect of tax installments overpaid related to 2003. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Company has a management services agreement with Fairfax pursuant to which Fairfax provides the Company with specified management services in consideration for an annual management fee. During 2004, the Company paid $0.3 million to Fairfax in respect of management fees for tax, actuarial, insurance, capital restructuring, legal and other assistance. Under that agreement, Fairfax has agreed to reimburse the Company for $5.9 million of costs related to the disposal of the U.S. TPA Business. As at December 31, 2004, $1.8 million is included within other accounts receivable in respect of amounts due from Fairfax for reimbursement of costs.

Revenue earned primarily from claims adjusting and claims management services rendered to companies under Fairfax's control in the normal course of business in 2004 was $6.4 million. Costs incurred for information and technology services provided by companies under Fairfax's control in the normal course of business in 2004 were $1.3 million. Amounts charged to companies under Fairfax's control for information and technology services provided and for rent, in the normal course of business, were $0.6 million and $0.3 million, respectively.

In 2004, the Company paid $1.6 million to Fairfax for participation in an insurance program arranged by Fairfax with third party carriers for additional blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage, and for excess fiduciary and bond coverage, for claims made in the period May 31, 2004 to May 31, 2005.

The Company and Fairfax have agreed to reimburse a customer of the U.S. TPA Business for reasonable costs and expenses incurred, including indemnifying the customer for stolen or lost fiduciary monies and the costs of a new third party claims administrator. This agreement is triggered by the customer's decision to transfer the files from Broadspire to another service provider.

## Critical Accounting Estimates

### Goodwill impairment testing

The Company evaluates its existing goodwill acquired in prior purchase business combinations for impairment when significant changes in operating expectations occur and at least annually. The Company estimates the fair value of each of its operations using discounted expected future cash flows. The determination of discounted expected future cash flows requires a number of estimates to be made by the Company including estimates about: future revenue, net earnings, corporate overhead costs, capital expenditure, cost of capital and growth rate of the Company's various operations.

The future oriented financial information is provided by each operation as part of the annual budgeting process. Given the variability of the future oriented financial information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates. As the future oriented financial information is based on the long-term expectations of each operation, the financial information is subject to change at every calculation date based on current expectations for future operations taking into account, among other things, historical operating results.

To the extent the determination of discounted future cash flows indicates a possible impairment of goodwill, any impairment recognized could have a material adverse effect on the financial condition and results of operations of the Company. While not impacting the statement of cash flows, goodwill impairment would reduce the carrying value of the goodwill on the Company's balance sheet and would reduce (increase) net earnings (loss). A significant goodwill impairment loss could reduce the Company's shareholders' equity to the extent that the Company would no longer comply with certain covenants under its $105.0 million unsecured, non-revolving term facility owing by CL Canada. See "Financial Condition and Liquidity".

For the year ended December 31, 2004, the Company's evaluation of goodwill indicated that the fair value of the United Kingdom operations was sensitive to the Company's projections of future cash flow and to changes in the cost of capital and growth rate in determining if goodwill impairment was required. Failure of the United Kingdom operations to meet its earnings and cash flow forecasts for 2005 and future years could result in an impairment of goodwill of the Company.

### Provisions related to discontinued operations

#### Errors and omissions provision

Included in the net loss on disposal of the U.S. TPA Business is a $6.5 million provision for expected future errors and omissions costs and insurance premiums. Errors and omissions costs are expected future expenses related to errors and omissions claims, fines and penalties and performance guarantees and are in addition to existing accruals for reported errors and omissions matters.

In determining the expected future errors and omissions costs, the Company reviewed actual errors and omissions costs incurred for the most recent calendar year and considered the impact of qualitative factors such as: expected unreported claims at December 31, 2004; non-renewed contracts; employee turnover; and, the disposal of the U.S. TPA Business. The Company established a range of expected future costs and established the provision based on its best estimate.

The Company's policy is to maintain errors and omissions insurance coverage for all of its operations and the disposal agreement with Broadspire requires CL US to maintain errors and omissions coverage for the U.S. TPA Business for a period of time. In determining the expected future errors and omissions insurance premium provision, the Company established likely insurance premiums for future renewal terms for the entire company and allocated declining portions of the premium to the U.S. TPA Business based on expected future claims experience.

Using the lower and upper ends of the range for the expected future errors and omissions costs and insurance premiums would result in provisions of $6.5 million and $8.4 million, respectively. Actual future errors and omissions costs and insurance premiums incurred respecting the U.S. TPA Business may be significantly different from the estimated amounts and may have a material impact on the financial statements. These provisions will be adjusted based on actual experience.

**Excess office space lease provision**

The disposal of the U.S. TPA Business and related employee moves has resulted in vacant office space. In determining the $6.3 million excess office space lease provision, the Company analyzed expected vacant office space and, in conjunction with a service provider, made an estimate of potential sub-lease recoveries. If the Company or its subsidiaries were unable to sublet any additional vacant office space, the excess office space lease provision would be approximately $9.0 million.

## Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Lindsey Morden Group Inc. and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the Annual Report and has ensured that it is consistent with that in the consolidated financial statements.

Lindsey Morden Group Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Audit Committee is appointed by the Board and all its members are outside directors. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities and to review the Annual Report, the consolidated financial statements and the external auditors' report. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

The consolidated financial statements as at December 31, 2004 and for the year then ended have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

The consolidated financial statements as at December 31, 2003 and for the year then ended were audited by other auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The other auditors had full and free access to the Audit Committee.

February 28, 2005

**Jan Christiansen**
*President and Chief Executive Officer*

## Auditors' Report

To the Shareholders of **Lindsey Morden Group Inc.**

We have audited the consolidated balance sheet of Lindsey Morden Group Inc. as at December 31, 2004 and the consolidated statements of loss, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated January 30, 2004 (February 2, 2004 as to note 16) in those statements.

Toronto, Canada,
January 28, 2005

PricewaterhouseCoopers LLP

Chartered Accountants

## Consolidated Balance Sheets

*($000s)*

| *As at December 31* | **2004** | 2003 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash | **28,368** | 18,649 |
| Accounts receivable, net *(note 2)* | **80,517** | 77,037 |
| Claims in process | **54,927** | 56,568 |
| Prepaid expenses | **6,777** | 7,789 |
| Income taxes recoverable | **329** | 673 |
| **Total current assets** | **170,918** | 160,716 |
| Property and equipment, net *(note 3)* | **15,975** | 17,650 |
| Goodwill *(note 11)* | **230,494** | 229,824 |
| Future income taxes *(note 12)* | **2,725** | 3,375 |
| Other assets *(note 4)* | **8,143** | 23,865 |
| | **428,255** | 435,430 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current** | | |
| Bank indebtedness *(note 5)* | **1,861** | 22,879 |
| Promissory notes *(note 15)* | **—** | 19,207 |
| Other loans *(note 6)* | **105,000** | — |
| Accounts payable and accrued liabilities | **72,785** | 104,332 |
| Income taxes payable | **5,598** | 5,602 |
| Current portion of long-term debt *(note 7)* | **251** | 794 |
| Deferred revenue | **29,532** | 50,746 |
| Future income taxes *(note 12)* | **2,933** | 3,411 |
| **Total current liabilities** | **217,960** | 206,971 |
| Long-term debt *(note 7)* | **125,872** | 125,536 |
| Employee future benefits *(note 8)* | **2,902** | 3,688 |
| Other liabilities | **13,366** | 7,167 |
| **Total liabilities** | **360,100** | 343,362 |
| **Shareholders' equity** *(note 10)* | **68,155** | 92,068 |
| | **428,255** | 435,430 |

Contingencies and commitments *(note 9 and 15)*

*See accompanying notes*

On behalf of the Board:

**Robbert Hartog**
*Director*

**V. Prem Watsa**
*Director*

*($000s except per share amounts)*

| *Years ended December 31* | 2003 |
|---|---|
| **Revenue** | 407,136 |
| **Cost and expenses** | |
| Cost of service | 311,075 |
| Selling, general and administration | 75,414 |
| Interest | 10,870 |
| | 397,359 |
| Earnings before income taxes | 9,777 |
| Provision for income taxes *(note 12)* | 5,145 |
| **Net earnings from continuing operations** | 4,632 |
| Net loss from discontinued operations, net of income tax recovery of $255 (2003: provision of $6,978) *(note 14)* | (34,587) |
| Net loss on disposal, net of tax of $nil *(note 14)* | — |
| Reimbursement for costs *(notes 14 and 15)* | — |
| **Net loss for the year** | (29,955) |
| **Earnings (loss) per share** | |
| Net earnings per share from continuing operations | $0.34 |
| Net loss per share | $(2.18) |

*See accompanying notes*

*($000s)*

| *Years ended December 31* | 2003 |
|---|---|
| **Deficit, beginning of year** | (8,387) |
| Net loss for the year | (29,955) |
| **Deficit, end of year** | (38,342) |

*See accompanying notes*

## Consolidated Statements of Cash Flows

*($000s)*

| *Years ended December 31* | **2004** | 2003 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net earnings for the year from continuing operations | **1,516** | 4,632 |
| Add (deduct) items not affecting cash | | |
| Depreciation | **5,646** | 6,563 |
| Future income taxes | **171** | 490 |
| Others | **219** | (91) |
| | **7,552** | 11,594 |
| Changes in non-cash working capital balances related to operations | | |
| Accounts receivable | **(8,262)** | 10,810 |
| Claims in process | **1,306** | (5,252) |
| Prepaid expenses | **132** | (1,101) |
| Income taxes recoverable | **934** | (64) |
| Accounts payable and accrued liabilities | **(2,373)** | 15,050 |
| Pension and other liabilities | **(1,131)** | (1,534) |
| Discontinued operations | **(11,534)** | (22,743) |
| **Cash provided by (used in) operating activities** | **(13,376)** | 6,760 |
| **INVESTING ACTIVITIES** | | |
| Business acquisitions including payment of deferred proceeds | **(1,876)** | (2,934) |
| Purchase of property and equipment, net | **(5,682)** | (2,120) |
| Other assets | **228** | (1,378) |
| Discontinued operations *(note 14)* | **(36,576)** | 23,786 |
| **Cash provided by (used in) investing activities** | **(43,906)** | 17,354 |
| **FINANCING ACTIVITIES** | | |
| Bank indebtedness | **(21,018)** | (18,655) |
| Contributed surplus | **1,300** | — |
| Issuance of debt | **105,000** | — |
| Issuance (repayment) of promissory notes, net *(notes 6 and 15)* | **(19,207)** | 8,697 |
| Cash received on closure of exchange contract | — | 62 |
| **Cash provided by (used in) financing activities** | **66,075** | (9,896) |
| Effect of exchange rate changes on cash | **926** | 3,584 |
| **Net increase in cash during the year** | **9,719** | 17,802 |
| Cash, beginning of year | **18,649** | 847 |
| **Cash, end of year** | **28,368** | 18,649 |
| **SUPPLEMENTAL INFORMATION** | | |
| Cash interest paid | **16,887** | 11,545 |
| Cash taxes paid | **4,064** | 4,684 |

*See accompanying notes*

# Notes to Consolidated Financial Statements

*(in $000s except as otherwise indicated)*

*December 31, 2004 and 2003*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Lindsey Morden Group Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles. The more significant of the accounting policies are summarized as follows:

**Basis of presentation**

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Principal subsidiaries of the Company are Cunningham Lindsey Canada Limited, Cunningham Lindsey U.S. Inc. and Lindsey Morden Acquisitions, which is the parent company of Cunningham Lindsey United Kingdom, Cunningham Lindsey Europe BV, and Cunningham Lindsey International Limited. Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.

**Claims in process**

The Company records its inventory of claims in process at their estimated realizable value at year-end. Claims adjustment fees arising therefrom are accounted for on an estimated percentage-of-completion basis. The estimated realizable value of claims in process as at December 31, 2004 of $54,927 (2003 - $56,568) is primarily calculated based on the number of claims outstanding at the year-ends, the average revenue per claim for each year and an estimate of the average percentage-of-completion for the claims outstanding at the year-ends. The estimated realizable value of certain higher value claims is calculated based on unbilled hours and charge-out rates. The percentage-of-completion estimates are based on previous years' experience and the Company's understanding of estimates used within the industry. It is possible that actual results could differ from those estimates.

**Property and equipment**

Property and equipment are recorded at cost. Depreciation of property and equipment is principally computed at rates based on estimated useful lives as follows:

| | |
|---|---|
| Buildings | 5% declining balance |
| Automobiles | 25% - 33% straight-line |
| Furniture and fixtures | 20% - 25% declining balance |
| Computer equipment | 25% - 30% declining balance |
| Leasehold improvements | straight-line over the lease term |

**Goodwill**

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets of businesses the Company has acquired. Goodwill is not amortized, but rather is assessed for impairment annually, or more frequently if circumstances change, on the basis of its fair value. Fair value is determined using discounted expected future cash flows.

Included in goodwill at December 31, 2004 is $178.9 million related to the Company's United Kingdom operations. The recoverability of this goodwill is sensitive to the ability of the United Kingdom operations to meet their profit and cash flow forecasts for future years. Failure to meet those forecasts could result in an impairment of goodwill.

**Income taxes**

Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax bases based on the tax rates which are expected to be in effect when the asset or liability is settled.

*(in $000s except as otherwise indicated)*

*December 31, 2004 and 2003*

**Revenue recognition**

Revenue is recognized as services are rendered based on percentage-of-completion estimates. Deferred revenue represents the estimated unearned portion of fees received or billed to the extent they are considered recoverable on certain fixed price claims administration contracts.

**Earnings (loss) per share**

Earnings (loss) per share figures are calculated using the weighted average number of common shares outstanding during the years. The weighted average number of common shares is exclusive of shares held by the Company as security for employee loans and the unvested portion of shares held for obligations under the employee share plan that have not been recognized as compensation expense. There are no changes between basic and fully diluted earnings (loss) per share.

**Estimates**

Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates. The Company makes significant assumptions in its determination of a number of assets and liabilities including claims in process, goodwill, deferred revenue, income taxes and provisions related to discontinued operations *(note 14)*.

**Foreign currency translation**

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Revenue and expenses are translated at the average yearly exchange rates. Realized gains and losses on foreign exchange transactions are recognized in the consolidated statements of loss.

The non-United States operations of the Company's subsidiaries are self-sustaining. As a result, the assets and liabilities of these subsidiaries are translated at the year-end exchange rates. In October 2003, the United States subsidiary changed from a self-sustaining to an integrated subsidiary due to negative cash flows requiring ongoing funding. As a result, the assets and liabilities of this subsidiary are translated at the current exchange rate from the time it became an integrated subsidiary. Revenue and expenses are translated at the average yearly exchange rates.

The Company enters into foreign currency contracts from time to time to hedge the foreign currency exposure related to certain investments in foreign operations. Such contracts are marked-to-market at year-end and translated at the year-end rates of exchange. The net unrealized gains or losses which result from translation of self-sustaining subsidiaries' assets and liabilities, less related hedging gains or losses, are deferred and included in shareholders' equity under the caption "Currency translation adjustment" *(note 10)*.

*(in $000s except as otherwise indicated)*
*December 31, 2004 and 2003*

**Employee share plan**

The Company has an employee share plan. The value of shares granted under the plan is recognized in income over the vesting period of the shares *(note 4)*.

**Employee benefit plans**

Certain employees of Cunningham Lindsey United Kingdom participate in a defined benefit plan. The cost of pension benefits earned by these employees is actuarially determined using the projected benefit method pro-rated on services and is charged to expense as services are rendered. This cost reflects management's best estimate of the pension plan's expected investment yields, salary escalations, mortality of members, terminations and the ages at which members will retire. For the purpose of calculating the expected return on plan assets, those assets are valued at fair values. Adjustments arising from plan amendments are amortized on a straight-line basis over the estimated average remaining service lives of the employee groups. The difference between the pension expense and the funding payments is recorded in the consolidated balance sheets under other assets or other liabilities, as applicable.

Actuarial gains and losses arise from the difference between the actual and expected long-term rate of return on plan assets for the period or from changes in actuarial assumptions used to determine the accrued benefit obligations. The excess of the net accumulated actuarial gain or loss over 10% of the greater of the benefit obligations and the fair value of plan assets is amortized over the estimated average remaining service lives of active employees. The estimated average remaining service lives of active employees covered by the pension plan is 10 years (2003 - 11 years).

Employees in certain other subsidiaries may participate in defined contribution plans and the current service costs are expensed in the period in which they are incurred.

**Comparative consolidated financial statements**

Certain comparative amounts for 2003 have been reclassified to conform with this year's presentation.

## 2. ACCOUNTS RECEIVABLE

Accounts receivable, net of allowance, consist of the following:

| | **2004** | 2003 |
|---|---|---|
| Trade | **69,751** | 66,167 |
| Other *(note 15)* | **10,766** | 10,870 |
| | **80,517** | 77,037 |

The fair value of accounts receivable approximates its carrying value.

*(in $000s except as otherwise indicated)*

*December 31, 2004 and 2003*

## 3. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| | **2004** | 2003 |
|---|---|---|
| **Cost** | | |
| Buildings and leasehold improvements | **9,214** | 9,763 |
| Automobiles | **2,831** | 5,560 |
| Furniture and fixtures | **35,963** | 38,300 |
| Computer equipment | **41,504** | 39,974 |
| | **89,512** | 93,597 |
| **Accumulated depreciation** | | |
| Buildings and leasehold improvements | **5,352** | 6,057 |
| Automobiles | **1,698** | 4,269 |
| Furniture and fixtures | **30,215** | 30,795 |
| Computer equipment | **36,272** | 34,826 |
| | **73,537** | 75,947 |
| **Net book value** | | |
| Buildings and leasehold improvements | **3,862** | 3,706 |
| Automobiles | **1,133** | 1,291 |
| Furniture and fixtures | **5,748** | 7,505 |
| Computer equipment | **5,232** | 5,148 |
| | **15,975** | 17,650 |

*(in $000s except as otherwise indicated)*

*December 31, 2004 and 2003*

## 4. OTHER ASSETS

Other assets consist of the following:

| | 2004 | 2003 |
|---|---|---|
| Cash surrender value of life insurance policies *(note 8)* | **2,241** | 2,419 |
| Accrued pension benefit asset *(note 8)* | **918** | 604 |
| Debenture and other loans issue discount and expenses | **1,487** | 892 |
| Investment in preferred shares | **1,042** | 2,051 |
| Investment in affiliates | **1,325** | 1,578 |
| RSKCo vendor receivable (U.S.$12,000) | **—** | 15,508 |
| Other | **1,130** | 813 |
| | **8,143** | 23,865 |

Debenture and other loans issue discount and expenses relate to the issuance of $125.0 million 7% unsecured Series "B" debentures due June 16, 2008 *(note 7)* and $105 million other loans *(note 6)* and are being amortized to income over their respective terms.

The investment in preferred shares represents an investment in affiliated companies established to hold subordinate voting shares of the Company for the purpose of the employee share plan. At December 31, 2004, the affiliated companies held 548,000 subordinate voting shares of the Company. At December 31, 2004, commitments under the plan consisted of 627,500 subordinate voting shares with 270,000 shares vested and 62,500, 287,500, and 7,500 shares vesting in each of 2005, 2006 and 2008, respectively. Options under the employee share plan expire on December 16, 2011. In 2004, $1.0 million (2003 - $2.3 million) of the investment in preferred shares was amortized and charged to selling, general and administration expenses and represents stock based compensation.

## 5. BANK INDEBTEDNESS

As at December 31, 2004, the Company and its subsidiaries had demand lines of credit in the United Kingdom (£6.5 million) and Europe (€4.5 million) totalling $22.3 million (2003 - $69.9 million). Committed facilities in Canada totalling $26.3 million that were available until October 31, 2004 were repaid in full and cancelled on July 12, 2004 *(note 6)*. Bank indebtedness as at December 31, 2004 was $1.9 million (2003 - $22.9 million) consisting of drawn lines, net of cash.

The bank indebtedness bears floating rates of interest based on base rate plus 1.1% in the United Kingdom and base rate plus 1.75% in Europe. As at December 31, 2004, the interest rates were: the United Kingdom 5.9% (2003 – 4.8%) and Europe 3.9% (2003 – 5.0%). The fair value of the bank indebtedness approximates its carrying value.

*(in $000s except as otherwise indicated)*
*December 31, 2004 and 2003*

## 6. OTHER LOANS

On March 31, 2004, the Company borrowed, by way of a demand promissory note, $65.0 million from a lender (the "Lender") bearing interest at the Canadian bank prime rate plus 3% with interest payable monthly.

On July 12, 2004, a subsidiary of the Company borrowed $105.0 million under an unsecured non-revolving term facility from the Lender. The loan is for an initial term to March 31, 2005 and may be extended, subject to certain conditions, for two successive six-month periods. Proceeds of the loan were principally used to repay short-term debt, including debt owing under promissory notes, committed credit facilities *(note 5),* and to the parent company *(note 15).*

The per annum interest rate on the facility is the Canadian bank prime rate in effect from time to time plus 3% until March 31, 2005, increasing by 1% in the first six-month extension and by an additional 1% in the second six-month extension. The borrowing subsidiary paid a commitment fee of $1.0 million in respect of the loan and, for each six-month extension utilized, a commitment fee of 1% of the amount of the loan being extended would be payable. The Company as well as several of the Company's subsidiaries have guaranteed the loan. The fair value of other loans approximates its carrying value. On January 28, 2005, the Company delivered to the Lender a written request for extension of the loan to September 30, 2005 and the associated commitment fee.

## 7. LONG-TERM DEBT

Long-term debt consists of the following:

| | **2004** | 2003 |
|---|---|---|
| $125,000 7% unsecured Series "B" debentures due June 16, 2008 with interest payable semi-annually on June 16 and December 16 | **125,000** | 125,000 |
| Other | **1,123** | 1,330 |
| | **126,123** | 126,330 |
| Less current portion | **251** | 794 |
| | **125,872** | 125,536 |

Future principal repayments on long-term debt are scheduled as follows:

| | |
|---|---|
| 2005 | **251** |
| 2006 | **764** |
| 2007 | **69** |
| 2008 | **125,023** |
| 2009 | **12** |
| 2010 | **4** |
| | **126,123** |

Interest on long-term debt was $8,837 (2003 - $8,869).

*(in $000s except as otherwise indicated)*

The fair value of the $125,000 7% unsecured Series "B" debentures at December 31, 2004 was approximately $108,750 (2003 - $81,250). The Company entered into a loan agreement for the Series "B" debentures which imposes certain restrictions on the Company.

### 8. EMPLOYEE FUTURE BENEFITS

Subsidiaries of the Company have defined benefit and defined contribution plans providing pension and other retirement benefits.

The total expense for defined contribution plans was $6,669 (2003 – $6,206).

Total cash payments for employee future benefits for 2004, consisting of cash contributed by the Company to its funded pension plans, cash contributed to its defined contribution plans, and cash contributed to its funded United States retirement plan, was $13,559 (2003 - $13,431).

Cunningham Lindsey U.S. Inc. maintains a retirement plan for certain current and former executives providing payments for 15 years upon the employees' retirement or death. Vesting occurs on the earlier of normal retirement or death while employed by the subsidiary company. The consolidated balance sheet liability of $2,902 (2003 - $3,688) (2004 - U.S.$2,422; 2003 - U.S.$2,854) represents the ratable portion of the ultimate payments under these arrangements considered earned to date. Of this amount, approximately $2,430 (2003 - $3,234) (2004 - U.S.$2,028; 2003 - U.S.$2,502) is considered vested. The death benefit is funded with life insurance policies. The face value of these policies approximates $12,063 (2003 – $13,316) (2004 - U.S.$10,068; 2003 – U.S.$10,304). The cash surrender value of these policies is included in other assets *(note 4)*.

Cunningham Lindsey United Kingdom operates a defined benefit pension plan on behalf of certain of its employees. The benefits payable are based on years of service and final pensionable salary. Pension benefits will increase annually by inflation subject to a maximum of 5% per annum until April 4, 2005, and 2.5% in respect of service from April 5, 2005. The assets of the plan are held in a separate trustee administered fund. This plan is closed to new members.

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plan for funding purposes was as of April 1, 2003, and the next required valuation will be as of April 1, 2006.

*(in $000s except as otherwise indicated)*

*December 31, 2004 and 2003*

Information about this plan is as follows:

| | **2004** | 2003 |
|---|---|---|
| **Plan assets** | | |
| Fair value at beginning of year | **201,562** | 195,386 |
| Actual return on plan assets | **20,135** | 18,361 |
| Employer's contributions | **6,026** | 6,126 |
| Employees' contributions | **1,783** | 1,807 |
| Benefits paid | **(4,410)** | (2,864) |
| Exchange loss | **(1,984)** | (17,405) |
| Payments from contributions agency | **825** | 151 |
| **Fair value at end of year** | **223,937** | 201,562 |

| | **2004** | 2003 |
|---|---|---|
| **Accrued benefit obligations** | | |
| Balance at beginning of year | **213,651** | 220,659 |
| Current service cost | **7,680** | 6,987 |
| Interest cost | **13,039** | 11,429 |
| Benefits paid | **(4,410)** | (2,864) |
| Actuarial loss (gain) | **18,631** | (2,748) |
| Exchange gain | **(2,422)** | (19,812) |
| **Balance at end of year** | **246,169** | 213,651 |

| | **2004** | 2003 |
|---|---|---|
| **Funded status** | | |
| Accrued benefit obligations | **(246,169)** | (213,651) |
| Fair value plan assets | **223,937** | 201,562 |
| Plan deficit | **(22,232)** | (12,089) |
| Unamortized net actuarial loss | **26,872** | 16,811 |
| Unamortized transitional asset | **(3,722)** | (4,118) |
| **Accrued benefit asset** | **918** | 604 |

*The accrued benefit asset is included in the Company's balance sheet under other assets (note 4).*

*(in $000s except as otherwise indicated)*

*December 31, 2004 and 2003*

Plan assets consist of:

| | **2004** | 2003 |
|---|---|---|
| **Asset category** | | |
| Equities | **30%** | 26% |
| Government and corporate bonds | **60%** | 71% |
| Other | **10%** | 3% |
| | **100%** | 100% |

The significant actuarial assumptions adopted in measuring the accrued benefit obligations are as follows (weighted average assumptions as at December 31):

| | **2004** | 2003 |
|---|---|---|
| Discount rate | **5.4%** | 5.8% |
| Rate of compensation increase | **3.9%** | 4.0% |

The significant assumptions adopted in measuring the benefit plan expense for the years ended December 31, 2004 and 2003 are as follows:

| | **2004** | 2003 |
|---|---|---|
| Discount rate | **5.8%** | 5.8% |
| Expected long-term rate of return on plan assets | **6.4%** | 6.4% |
| Rate of compensation increase | **4.0%** | 4.0% |

The net benefit plan expense (income) is as follows:

| | **2004** | 2003 |
|---|---|---|
| Current service cost net of employees' contributions and payments from contributions agency | **5,072** | 5,029 |
| Interest cost | **13,039** | 11,429 |
| Actual return on plan assets | **(20,135)** | (18,361) |
| Actuarial (gains) losses on accrued benefit obligations | **18,631** | (2,748) |
| Adjustments to recognize the long-term nature of employee future benefit costs: | | |
| Difference between expected and actual return on plan assets for year | **8,107** | 7,435 |
| Difference between actuarial (gain) loss recognized for year and actual actuarial (gain) loss on accrued benefit obligations for year | **(18,631)** | 3,382 |
| Amortization of transitional asset | **(386)** | (185) |
| **Net benefit plan expense** | **5,697** | 5,981 |

*(in $000s except as otherwise indicated)*

*December 31, 2004 and 2003*

## 9. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets. The amount of these funds totalled $64,230 at December 31, 2004 (2003 - $174,177).

The Company leases premises, automobiles and equipment under various operating leases. Future minimum annual lease payments are as follows:

| | |
|---|---:|
| 2005 | 33,556 |
| 2006 | 25,601 |
| 2007 | 19,593 |
| 2008 | 14,426 |
| 2009 | 10,474 |
| Thereafter | 33,922 |
| | 137,572 |

## 10. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:

| | **2004** | 2003 |
|---|---:|---:|
| Share capital | **137,518** | 137,518 |
| Contributed surplus | **1,300** | — |
| Employee share purchase loans | **(2,610)** | (2,679) |
| Currency translation adjustment | **(8,946)** | (4,429) |
| Deficit | **(59,107)** | (38,342) |
| | **68,155** | 92,068 |

*(in $000s except as otherwise indicated)*
*December 31, 2004 and 2003*

Contributed surplus is in respect of the parent company's reimbursement of the commitment fee on the March 31, 2004 demand promissory note borrowing *(note 6)*.

The currency translation adjustment account represents unrealized losses on the translation of the assets and liabilities of the Company's self-sustaining foreign operations. The weakening of the United Kingdom pound relative to the Canadian dollar has given rise to the change in 2004.

During 2003 and 2002, employee loans guaranteed by the Company matured. The Company purchased these loans from the lenders at the face amount of the loans. As at December 31, 2004, the Company has loans of $2,610 (2003 - $2,679) to employees and former employees to assist in purchasing subordinate voting shares of the Company. The majority of the loans are due on demand and bear no interest. Prior to acquisition, the interest on the employee loans was paid by the Company. As collateral, the employees have pledged 292,000 (2003 – 292,000) subordinate voting shares that had a market value at December 31, 2004 of $657 (2003 – $906). The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

The share capital of the Company consists of the following:

| | **2004** | 2003 |
|---|---|---|
| **Authorized** | | |
| Unlimited preferred shares | | |
| 2,172,829 multiple voting shares, carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis | | |
| Unlimited subordinate voting shares | | |
| **Issued** | | |
| 2,172,829 multiple voting shares | **1,214** | 1,214 |
| 12,128,256 subordinate voting shares | **136,304** | 136,304 |
| | **137,518** | 137,518 |

If the weighted average trading price per share of the subordinate voting shares is less than $4.00 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of thirty consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

*(in $000s except as otherwise indicated)*

*December 31, 2004 and 2003*

## 11. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe and internationally in the insurance claims services industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

| 2004 | Canada | United States | United Kingdom | Europe | International | Corporate | Consolidated |
|---|---|---|---|---|---|---|---|
| **Revenue** | **51,067** | **55,416** | **196,393** | **72,215** | **48,800** | **—** | **423,891** |
| Operating earnings (loss) | **2,491** | **(147)** | **15,754** | **5,018** | **9,018** | **(8,094)** | **24,040** |
| Interest income (expense) | **32** | **(395)** | **(32)** | **(388)** | **(379)** | **(16,226)** | **(17,388)** |
| Income tax recovery (expense) | **(974)** | **106** | **(4,513)** | **(1,699)** | **(2,567)** | **4,511** | **(5,136)** |
| **Net earnings (loss) from continuing operations** | **1,549** | **(436)** | **11,209** | **2,931** | **6,072** | **(19,809)** | **1,516** |
| Net loss from discontinued operations, net of tax | **—** | **(28,213)** | **—** | **—** | **—** | **—** | **(28,213)** |
| Reimbursement for costs | **—** | **5,932** | **—** | **—** | **—** | **—** | **5,932** |
| **Net earnings (loss)** | **1,549** | **(22,717)** | **11,209** | **2,931** | **6,072** | **(19,809)** | **(20,765)** |
| **Depreciation expense** | **402** | **412** | **3,063** | **912** | **851** | **6** | **5,646** |
| **Property and equipment additions** | **411** | **165** | **3,301** | **1,042** | **1,104** | **1** | **6,024** |
| **Goodwill additions** | **—** | **—** | **—** | **1,968** | **(159)** | **—** | **1,809** |
| **Goodwill** | **7,534** | **15,284** | **178,865** | **23,304** | **5,507** | **—** | **230,494** |
| **Identifiable assets** | **26,360** | **35,859** | **253,829** | **44,087** | **42,855** | **25,265** | **428,255** |

The United Kingdom operations has one customer whose revenue represented 13.6% and 13.4% of the Company's consolidated revenue for the years ended December 31, 2004 and 2003, respectively.

*(in $000s except as otherwise indicated)*

*December 31, 2004 and 2003*

| 2003 | | | | | | | |
|---|---|---|---|---|---|---|---|
| | Canada | United States | United Kingdom | Europe | International | Corporate | Consolidated |
| **Revenue** | 48,665 | 62,561 | 178,386 | 71,715 | 45,809 | — | 407,136 |
| Operating earnings (loss) | 2,421 | (81) | 15,815 | 6,987 | 5,919 | (10,414) | 20,647 |
| Interest income (expense) | (194) | (455) | 175 | (610) | (497) | (9,289) | (10,870) |
| Income tax recovery (expense) | (1,021) | 460 | (3,763) | (2,633) | (2,361) | 4,173 | (5,145) |
| **Net earnings (loss) from continuing operations** | 1,206 | (76) | 12,227 | 3,744 | 3,061 | (15,530) | 4,632 |
| Net loss from discontinued operations, net of tax | — | (34,587) | — | — | — | — | (34,587) |
| **Net earnings (loss)** | 1,206 | (34,663) | 12,227 | 3,744 | 3,061 | (15,530) | (29,955) |
| **Depreciation expense** | 380 | 575 | 3,778 | 924 | 898 | 8 | 6,563 |
| **Property and equipment additions** | 436 | 686 | 2,752 | 501 | 744 | 17 | 5,136 |
| **Goodwill additions** | — | — | — | — | 88 | — | 88 |
| **Goodwill** | 7,534 | 15,284 | 179,862 | 21,396 | 5,748 | — | 229,824 |
| **Identifiable assets** | 26,617 | 53,170 | 259,370 | 41,840 | 45,102 | 9,331 | 435,430 |

## 12. INCOME TAXES

The components of income tax expense, excluding taxes relating to discontinued operations, reported in the consolidated statements of loss are as follows:

| | **2004** | 2003 |
|---|---|---|
| Current income taxes | **4,965** | 4,655 |
| Future income taxes | **171** | 490 |
| | **5,136** | 5,145 |

A reconciliation of the provision for income taxes calculated at statutory rates is summarized in the following table:

| | **2004** | 2003 |
|---|---|---|
| Recovery of income taxes at statutory tax rate | **2,517** | 3,581 |
| Permanent differences | **(4,989)** | (3,408) |
| Effect of tax losses not recorded | **5,884** | 4,907 |
| Increase in valuation allowance | **2,825** | 3,222 |
| Income earned outside Canada | **1,633** | (1,737) |
| Other | **(2,734)** | (1,420) |
| **Provision for income taxes** | **5,136** | 5,145 |

*(in $000s except as otherwise indicated)*

*December 31, 2004 and 2003*

Significant components of the Company's future tax assets and liabilities are as follows:

| | **2004** | 2003 |
|---|---|---|
| **Future income tax assets** | | |
| Property and equipment | **1,093** | 1,486 |
| Tax losses available for carry forward | **47,794** | 20,908 |
| Employee future benefits | **2,568** | 2,646 |
| Discontinued operations liabilities | **3,281** | — |
| Deferred revenue | **15** | 8,388 |
| Other | **1,710** | 1,280 |
| | **56,461** | 34,708 |
| Valuation allowance | **(53,736)** | (31,333) |
| | **2,725** | 3,375 |

| | **2004** | 2003 |
|---|---|---|
| **Future income tax liabilities** | | |
| Reserve for claims in process | **763** | 1,228 |
| Other | **2,170** | 2,183 |
| | **2,933** | 3,411 |

Included in the tax losses available for carry forward are $52,158 relating to losses from the United States operations which expire from 2020 to 2024, trading losses of $8,069 relating to the United Kingdom operations which may be carried forward indefinitely, and $61,752 of non-capital losses in Canada which expire between 2005 and 2011. In Canada and the United Kingdom, the Company also has capital losses available for carry forward of $25,900 that may be carried forward indefinitely.

## 13. FOREIGN CURRENCY CONTRACTS

As at December 31, 2002, the Company had a forward foreign exchange contract of U.S.$10,000 maturing in October 2006 with a forward value of $13,390 that hedged an investment in its United States subsidiary. In October 2003, the United States subsidiary changed from a self-sustaining to an integrated subsidiary. The Company collapsed this contract in 2003 and an unrealized gain of $2,445 prior to October 2003 was included in currency translation adjustment as part of shareholders' equity, and a realized gain of $249 subsequent to October 2003 was included in the net loss for 2003.

*(in $000s except as otherwise indicated)*

*December 31, 2004 and 2003*

## 14. DISCONTINUED OPERATIONS

Effective May 31, 2003, the Company acquired all of the issued and outstanding common shares of RSKCo Services, Inc. ("RSKCo") for proceeds of $13.8 million and certain contingent consideration based on a percentage of revenue billed in the first twelve months following acquisition. The results of RSKCo have been included in the consolidated financial statements from that date until March 15, 2004.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company made an estimate of the future costs to service claims administration obligations and losses on contracts which existed at RSKCo on May 31, 2003.

| **Purchase price** | **13,846** |
|---|---|
| Assets acquired: | |
| Accounts receivable | 2,937 |
| Property and equipment | 533 |
| Other assets | 242 |
| Goodwill | 5,766 |
| **Total assets acquired** | **9,478** |
| Liabilities assumed: | |
| Deferred revenue | 22,138 |
| Deferred service obligations | 15,115 |
| **Total liabilities assumed** | **37,253** |
| **Excess of liabilities over assets** | **(27,775)** |
| Cash provided by vendor | 25,141 |
| Vendor receivable | 16,480 |
| | **13,846** |

Since acquisition, the RSKCo business significantly under-performed expectations. In 2003, an evaluation of its existing goodwill indicated an impairment of the asset and an impairment loss of $5.5 million was recorded.

On March 15, 2004, the Company completed the sale of certain assets and liabilities of its United States third party claims administration business conducted by RSKCo and Cunningham Lindsey Claims Management, Inc. ("CMI"), to Broadspire Services Inc. ("Broadspire"). Broadspire is servicing the existing claims obligations of both RSKCo and CMI in exchange for a payment of $29.2 million (U.S.$22.0 million).

In addition to the $29.2 million (U.S.$22.0 million) payment noted above, Broadspire acquired non-cash working capital assets and fixed assets of $9.8 million (U.S.$7.4 million) and assumed liabilities of $34.2 million (U.S.$25.8 million) resulting in a net loss on disposal to the Company of $4.8 million (U.S.$3.6 million). The assumed liabilities consist primarily of deferred revenue, deferred service obligations, liabilities under money-losing contracts and accounts payable.

*(in $000s except as otherwise indicated)*
*December 31, 2004 and 2003*

Additional information related to the discontinued operations is as follows:

| | **2004** | 2003 |
|---|---|---|
| Revenue | **14,984** | 54,363 |
| Loss before income taxes prior to disposal date | **(3,843)** | (27,609) |
| Income tax (recovery) expense | **(255)** | 6,978 |
| Net loss from discontinued operations prior to disposal date | **(3,588)** | (34,587) |
| Net loss on disposal | **(24,625)** | — |
| Reimbursement for costs *(note 15)* | **5,932** | — |
| | **(22,281)** | (34,587) |

The assets and liabilities related to the discontinued operations are as follows:

| | **2004** | 2003 |
|---|---|---|
| Current assets | **2,013** | 5,043 |
| Other assets | **1,287** | 17,997 |
| Current liabilities | **(1,530)** | (32,640) |
| Deferred revenue | **—** | (21,412) |
| Other liabilities | **(7,684)** | — |

The $24.6 million net loss on disposal consists of: $4.8 million (U.S.$3.6 million) loss on disposal of the United States third party claims administration business as detailed above; $6.5 million (U.S.$5.0 million) provision for expected future errors and omissions costs and insurance premiums; $4.0 million (U.S.$3.0 million) termination of certain employee contracts; $6.3 million (U.S.$4.8 million) provision for excess office space lease payments, net of anticipated sublet recoveries; and, $3.0 million (U.S.$2.3 million) for other run-off costs.

The net loss on disposal of the United States third party claims administration business requires management estimates which are subject to significant measurement uncertainty including the estimation of future errors and omissions costs and insurance premiums and the estimation of excess office lease payments, net of anticipated sublet recoveries.

Using the lower and upper ends of the range for expected future errors and omissions costs and insurance premiums would result in provisions of $6.5 million and $8.4 million, respectively, related to the United States third party claims administration business. The $6.3 million estimate of excess office space lease payments depends on an estimate of future new sublet recoveries. If the Company were unable to sublet any additional vacant office space, the excess office space lease provision would be approximately $9.0 million (U.S.$7.5 million). The $3.0 million provision for other run-off costs primarily relates to employee and certain other transition costs associated with the disposal.

*(in $000s except as otherwise indicated)*

Given that the significant estimates noted above are based on existing knowledge, it is reasonably possible that changes in future conditions could require a material change in the provisions recognized.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. Under that agreement, the parent company will reimburse the Company for certain costs associated with the disposition of the United States third party claims administration business. Reimbursement for costs represents these amounts *(note 15)*.

## 15. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company until at least March 31, 2006 in order to allow the Company to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities and obligations. Pursuant to this commitment, as at December 31, 2003, the Company and its United States subsidiary had borrowed $19,207 by way of short-term promissory notes consisting of $12,875 and U.S.$4,900 bearing interest at 7.5% and 6.25%, respectively. On March 31, 2004 and July 12, 2004 the Company fully repaid borrowings from its parent company of $59.7 million and $10.8 million, respectively at those times *(note 6)*. Interest expensed and paid on borrowings from the parent company during 2004 was $557 (2003 - $579).

The parent company owns greater than 75% of the total number of all shares outstanding of the Company which allows it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. In 2004 and 2003, the Company made tax installment payments totalling $3,280 (£1,363) and $1,542 (£645) respectively, to its parent company. The Company paid a further tax installment of $654 (£288) to its parent company in January 2005, related to 2004, and received a refund of $42 (£18) in respect of tax installments overpaid related to 2003. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Company has a management services agreement with its parent company pursuant to which the parent company provides the Company with specified management services in consideration for an annual management fee. During 2004, the Company paid $253 (2003 - $253) to its parent company in respect of management fees under that service agreement. Under that agreement, the parent company has agreed to reimburse the Company for $5.9 million of costs related to the disposal of the United States third party claims administration business *(note 14)*. As at December 31, 2004, $1.8 million is included within other accounts receivable in respect of amounts due from the parent company for reimbursement of costs.

Revenue earned primarily from claims adjusting and claims management services rendered to companies under the parent company's control in the normal course of business in 2004 was $6,411 (2003 - $8,285). Costs incurred for information and technology services provided by companies under the parent company's control in the normal course of business in 2004 were $1,340 (2003 – $2,743). Amounts charged to companies under the parent company's control for information and technology services provided and for rent, in the normal course of business, were $550 (2003 - $nil) and $260 (2003 - $nil), respectively.

*(in $000s except as otherwise indicated)*

*December 31, 2004 and 2003*

In 2004, the Company paid $1,649 (U.S.$1,250) (2003 - $1,938; U.S.$1,400) to its parent company for participation in an insurance program arranged by the parent company with third party carriers for additional blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage, and for excess fiduciary and bond coverage, for claims made in the period May 31, 2004 to May 31, 2005. In 2003, the Company paid $3,250 (U.S.$2,500) to a company controlled by its parent company for blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage for claims made in the period May 31, 2003 to May 31, 2004.

The Company and its parent company have agreed to reimburse a customer of the discontinued third party claims administration business of the Company's United States subsidiary for the reasonable costs and expenses incurred including in some instances, costs of a new third party administrator, to transfer files if certain specified events occurred. These events included the disposal of the third party claims administration business *(note 14)*. To ensure proper transition of files and customers to Broadspire during 2004, the agreement with the customer has been extended to apply if the customer requests that files be transferred from Broadspire. The Company and its parent company have also agreed to indemnify the customer for stolen or lost fiduciary monies. The Company has indemnified its parent company for its obligations under these arrangements.

# Directors and Officers

## Directors of the Company

**Francis S.M.Chou**
Vice President
Fairfax Financial Holdings Limited

**Jan Christiansen**
President & Chief Executive Officer
of the Company

**James F. Dowd**
Chairman of the Company
President & Chief Executive Officer
Fairfax Inc.

**Anthony F. Griffiths**
Corporate Director
& Independent Consultant

**Robbert Hartog**
President
Robhar Investments Ltd.

**Michael R.F. Langdon**
Chairman
Rutland Fund Management Limited

**Eric P. Salsberg**
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited

**Christopher H. Sporborg**
Chairman
Countrywide plc

**V. Prem Watsa**
Chairman & Chief Executive Officer
Fairfax Financial Holdings Limited

## Officers of the Company

**Jan Christiansen**
President & Chief Executive Officer

**Peter K. Fritze**
Senior Vice President, Corporate Affairs
& Corporate Secretary

**David C. Langille**
Senior Vice President & Chief Financial Officer

# Shareholder Information

## Share Capital

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at December 31, 2004 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding. If the weighted average trading price per share of the subordinate voting share is less than $4.00 (as adjusted pursuant to the articles of the Company in specified circumstances) during any period of thirty consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each multiple voting share will be temporarily reduced to one vote per share for that meeting.

## Share Listing

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM.SV".

## Transfer Agent and Registrar

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
PO Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9

| | |
|---|---|
| AnswerLine™: | 416 643 5500 or 1 800 387 0825 |
| Fax: | 416 643 5501 |
| Website: | www.cibcmellon.com |
| E-mail: | inquiries@cibcmellon.ca |

## Investor Contact

Investors requiring additional copies of the annual or interim reports or other public information of the company may contact the Corporate Secretary at 416 596 8020.

## Annual Meeting

The annual meeting of shareholders of the Company will be held at 10:30 am, April 14, 2005, in the Ketchum Room, 3rd Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario.

## Legal Counsel

The Company's legal counsel is Torys LLP.

## Auditors

The Company's auditors are PricewaterhouseCoopers LLP.

## Trading of Stock

The following table sets out information regarding the subordinate voting shares of the Company traded on The Toronto Stock Exchange for 2004 and the preceding four years.

| | High ($) | Low ($) | Close ($) | Volume |
|---|---|---|---|---|
| 2000 | 17.50 | 6.50 | 8.50 | 867,255 |
| 2001 | 9.00 | 5.00 | 7.00 | 455,847 |
| 2002 | 9.50 | 6.00 | 7.90 | 392,115 |
| 2003 | 7.90 | 2.80 | 3.10 | 40,130 |
| 2004 | 3.75 | 2.00 | 2.25 | 26,596 |

# Corporate and Subsidiary Headquarters

## Corporate Office

**Lindsey Morden Group Inc.**
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020
Fax: 416 596 6510
E-mail: corpservices@na.cunninghamlindsey.com
Website: www.lindseymordengroupinc.com

## Subsidiary Headquarters

**Cunningham Lindsey Canada Limited**
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: 416 596 8020
Fax: 416 596 6510
E-mail: corpservices@na.cunninghamlindsey.com
Website: www.cunninghamlindseycanada.com

**Cunningham Lindsey U.S. Inc.**
P.O. Box 703689
Dallas, Texas, United States
75370-3689
Tel: 214 488 5139
Fax: 214 488 6749
E-mail: info@cl-na.com
Website: www.cunninghamlindseyus.com

**Cunningham Lindsey United Kingdom**
Apex Plaza
Forbury Road
Reading
Berkshire RG1 1AX
United Kingdom
Tel: 44 118 960 7100
Fax: 44 118 950 5424
E-mail: headoffice@uk.cunninghamlindsey.com
Website: www.cunninghamlindsey.co.uk

**Cunningham Lindsey Europe BV**
Amstel 93
1018 EL Amsterdam
PO Box 20201
1000 HE Amsterdam, The Netherlands
Tel: 31 20 626 4535
Fax: 31 20 638 6396
E-mail: info@eu.cunninghamlindsey.com
Website: www.cunninghamlindseyeurope.com

**Cunningham Lindsey International Limited**
International House
1 St. Katharine's Way
London E1W 1UU
United Kingdom
Tel: 44 20 7816 1800
Fax: 44 20 7816 1816
E-mail: info@int.cunninghamlindsey.com
Website: www.cunninghamlindseyinternational.com

**Vale National Training Center, Inc.**
2424 East Randol Mill Road
Arlington, Texas, United States 76011
Tel: 817 633 4800
Fax: 817 633 2922
E-mail: AdminVC@valenational.com
Website: www.valenational.com

**Claims International Limited**
14th Floor
Leon House
201-241 High Street
Croydon CR9 1ER
United Kingdom
Tel: 44 20 8680 5142
Fax: 44 20 8686 5387
E-mail: info@cilint.com
Website: www.cilint.com



**Corporate Office**

70 University Avenue, Suite 1200, Toronto, Ontario, Canada M5J 2M4

Tel: 416 596 8020 Fax: 416 596 6510

Website: www.lindseymordengroupinc.com

LINDSEY MORDEN GROUP INC.



## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Lindsey Morden Group Inc. (the "Corporation") will be held in the Ketchum Room, 3rd Floor, The Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario on Thursday, April 14, 2005 at 10:30 a.m. (Toronto time), for the following purposes:

1. to receive the Annual Report, including the audited financial statements of the Corporation for the year ended December 31, 2004 and the report of the auditors thereon;

2. to elect directors;

3. to appoint auditors and to authorize the directors to fix their remuneration; and

4. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

If you cannot be present to vote in person at the meeting, please complete and sign the enclosed form of proxy and return it in the envelope provided to CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 so as to arrive before 9:30 a.m. (Toronto time) on Wednesday, April 13, 2005 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjourned meeting. Please read the accompanying management proxy circular and form of proxy for further information regarding completion and use of the proxy form and other information pertaining to the meeting.

By Order of the Board of Directors

JAN CHRISTIANSEN
President and Chief Executive Officer

Toronto, Ontario
March 1, 2005

## SOLICITATION OF PROXIES

**The enclosed proxy is solicited by the management of Lindsey Morden Group Inc.** (the "Corporation") for use at the annual meeting of shareholders of the Corporation (the "meeting") referred to in the accompanying notice of meeting to be held at the time and place and for the purposes set forth in the notice, and at any adjournment of the meeting. The information in this management proxy circular (the "circular") is furnished in connection with management's solicitation of proxies and is given as of March 1, 2005 unless indicated otherwise.

The cost of soliciting proxies will be borne by the Corporation. The solicitation will be made primarily by mail, although certain officers and employees of the Corporation may solicit proxies by telephone or personally at nominal cost to the Corporation.

The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors and/or officers of the Corporation. **A shareholder who wishes to appoint another person as proxyholder to attend, vote and otherwise act on the shareholder's behalf at the meeting or any adjournment thereof may do so by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy.** Such other person need not be a shareholder of the Corporation.

To be valid, proxies must be deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 9:30 a.m. (Toronto time) on April 13, 2005 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjourned meeting.

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of such direction, such shares will be voted by the management representatives for the election of directors and for the appointment of auditors as indicated under those headings in this circular.**

The enclosed form of proxy confers discretionary authority on the management representatives or other proxyholder designated in the form of proxy with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters that may properly come before the meeting. At the date of this circular, the management of the Corporation knows of no such amendments, variations or other matters.

Each holder of Multiple Voting Shares or Subordinate Voting Shares of record at the close of business on March 14, 2005, the record date established for notice of the meeting and for voting in respect of the meeting, will be entitled to vote at the meeting or any adjournment thereof. Holders of shares representing in person or by proxy at least 10% of the votes entitled to be voted at the meeting constitute a quorum at any meeting of shareholders.

Only registered holders of Subordinate Voting Shares and Multiple Voting Shares of the Corporation, or the persons they appoint as their proxyholders, are permitted to attend and vote at the meeting. However, in many cases, Subordinate Voting Shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a depository (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with Canadian securities law, the Corporation has distributed copies of the notice of meeting, this circular, the form of proxy and the 2004 Annual Report (collectively, the "meeting materials") to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 in the manner described above; or

(b) receive a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or through the Internet).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. ***In either case, the Non-Registered Holder should carefully follow the instructions of their intermediaries and their service companies and contact their intermediaries promptly if they need assistance.***

A registered shareholder who has given a proxy may revoke the proxy by:

(a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above; or

(b) depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting, at which the proxy is to be used, or (ii) with the chairman of the meeting prior to the beginning of the meeting on the day of the meeting or prior to the beginning of any adjournment of the meeting on the day of such adjournment; or

(c) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the meeting.

Financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis of financial condition and results of operations ("MD&A") for its most recently completed financial year. Additional information relating to the Corporation is on SEDAR at www.sedar.com.

Copies of the Corporation's current Annual Information Form ("AIF"), when available, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; the Corporation's most recently filed comparative annual financial statements, together with the accompanying report of the auditors, MD&A, and any interim financial statements and MD&A of the Corporation that have been filed for any period after the end of the Corporation's most recently completed financial year; and this circular are available to anyone, upon request, from the Secretary of the Corporation, and without charge to security holders of the Corporation.

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has outstanding 12,128,256 Subordinate Voting Shares and 2,172,829 Multiple Voting Shares.

Each Subordinate Voting Share carries one vote per share and each Multiple Voting Share carries ten votes per share at all meetings of shareholders except for separate meetings of holders of any class of shares. Before giving effect to the adjustments described below, the outstanding Subordinate Voting Shares represent approximately 35.8% of the aggregate voting rights attaching to the Corporation's outstanding securities.

If the weighted average trading price per share of the Subordinate Voting Shares is less than $4.00 (as adjusted pursuant to the articles of the Corporation in specified circumstances) during any period of 30 consecutive trading days during the three-month period ending ten days prior to the date that notice of a shareholders' meeting is mailed to shareholders, the number of votes carried by each Multiple Voting Share will be temporarily reduced to one vote per share for that meeting. The Multiple Voting Shares will automatically and permanently be reduced to one vote per share if Fairfax Financial Holdings Limited ("Fairfax"), a publicly-traded financial services holding company and the holder of all the issued and outstanding Multiple Voting Shares, sells more than one-third of the Multiple Voting Shares held by it, except to a purchaser who makes an equivalent unconditional offer for all Subordinate Voting Shares of the Corporation. Fairfax has agreed not to sell Multiple Voting Shares except to such a purchaser. The Multiple Voting Shares will also automatically and permanently lose their multiple voting rights if there is a change of control of Fairfax. The Multiple Voting Shares are convertible on a one-for-one basis into Subordinate Voting Shares at any time at the option of the holder.

During a period of 30 consecutive trading days during the three-month period ending ten days prior to the date that notice of the meeting will be mailed to shareholders, the weighted average trading price per share of the Subordinate Voting Shares was less than $4.00. Accordingly, the number of votes carried by each Multiple Voting Share will be temporarily reduced to one vote per share for the meeting, and the information contained in the balance of this circular is presented on that basis. For purposes of the meeting, the outstanding Subordinate Voting Shares represent approximately 84.8% of the aggregate voting rights attaching to the Corporation's outstanding securities.

To the knowledge of the directors and officers of the Corporation, the only person beneficially owning (directly or indirectly) or exercising control or direction over more than 10% of the votes attached to any class of shares of the Corporation is V. Prem Watsa, directly and indirectly through Fairfax which he indirectly controls. Fairfax owns all the Multiple Voting Shares and 8,559,113 Subordinate Voting Shares and Mr. Watsa directly owns an additional 63,750 Subordinate Voting Shares, and exercises control or direction over an additional 2,500 Subordinate Voting Shares; all of these shares, in aggregate, represent approximately 75.5% of the votes attaching to all classes of shares of the Corporation (100% of the total votes attached to the Multiple Voting Shares and 71.1% of the total votes attached to the Subordinate Voting Shares) for the meeting.

## ANNUAL REPORT

A copy of the Corporation's 2004 Annual Report is enclosed and includes the audited financial statements of the Corporation and the notes thereto and auditor's report thereon for the year ended December 31, 2004, together with related MD&A. No action will be taken at the meeting with respect to approval or disapproval of the Annual Report.

## ELECTION OF DIRECTORS

Nine directors are to be elected at the meeting to serve until the next annual meeting or until a successor is elected or appointed. Unless otherwise directed, proxies in the enclosed form will be voted for the election of the nominees named below. Management does not anticipate that any of the proposed nominees will be unable to serve as a director, but in case any of the nominees becomes unavailable for election for any presently unforeseen reason, the persons named in the proxy will have the right to vote for another nominee at their discretion.

The Corporation has an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee") and a corporate governance and nominating committee (the "Corporate Governance and Nominating Committee"), the members of which are identified by the footnotes in the chart below. The following information is submitted with respect to the nominees for director, all of whom currently serve as directors of the Corporation:

| Name, Residence, Office in Corporation, Principal Occupation and Offices with Significant Affiliates | Director Since | Ownership or Control Over Voting Securities the Corporation (1) | Fairfax (1) |
|---|---|---|---|
| **JAN CHRISTIANSEN**<br>Barrington, Illinois, U.S.A.<br>President and Chief Executive Officer of the Corporation | 2004 | nil | nil |
| **JAMES F. DOWD**<br>New Canaan, Connecticut, U.S.A.<br>Director and Chairman of the Corporation<br>President and Chief Executive Officer of Fairfax Inc. (insurance holding company)<br>Vice Chairman of Odyssey Re Holdings Corporation (reinsurance company) | 2001 | 15,000 (2) | 18,623 |
| **ANTHONY F. GRIFFITHS** (3)(4)(5)<br>Toronto, Ontario, Canada<br>Director of the Corporation<br>Corporate Director and Independent Consultant<br>Director of Fairfax | 1989 | 2,800 | 13,000 |
| **ROBBERT HARTOG** (4)(6)<br>Perkinsfield, Ontario, Canada<br>Director of the Corporation<br>President of Robhar Investments Ltd. (private investment company)<br>Director of Fairfax | 1987 | 4,400 | 156,640 (7) |
| **MICHAEL R.F. LANGDON** (5)<br>London, England<br>Director of the Corporation<br>Chairman of Rutland Partners LLP (fund management company) | 1999 | 8,240 | nil |
| **PAUL MURRAY** (4)(6)<br>Toronto, Ontario, Canada<br>Director of the Corporation<br>President, Pinesmoke Investments Ltd. (private investment company)<br>Director of Hub International Ltd. (insurance brokerage) | 2005 | nil | (8) |
| **ERIC P. SALSBERG**<br>Toronto, Ontario, Canada<br>Director of the Corporation<br>Vice President, Corporate Affairs of Fairfax | 2002 (9) | nil | 85,310 |
| **CHRISTOPHER H. SPORBORG** (5)(6)<br>Hertfordshire, England<br>Director of the Corporation<br>Chairman of Countrywide plc (financial services and estate agency)<br>Chairman of Atlas Copco U.K. Holdings Ltd. (industrial equipment marketing company)<br>Chairman of Chesnara plc. (closed life assurance company) | 1999 | nil | nil |
| **V. PREM WATSA**<br>Toronto, Ontario, Canada<br>Director of the Corporation<br>Chairman and Chief Executive Officer of Fairfax<br>Chairman of Northbridge Financial Corporation (property and casualty insurance holding company) | 1987 | (10) | (11) |

(1) The information as to ownership or control over voting securities by each nominee, not being within the knowledge of the Corporation, has been provided by such nominee. The shares are in all cases Subordinate Voting Shares, except as set out in (10) and (11) below.

(2) Mr. Dowd has a grant of 15,000 restricted Subordinate Voting Shares pursuant to the Lindsey Morden Group Inc. Equity Plan.

(3) Anthony Griffiths was previously a director of Brazilian Resources Inc. which was subject to an insider cease trade order issued by the Ontario Securities Commission in June 2001 due to the late filing of financial statements. All required documents were filed by Brazilian Resources Inc. in July 2001 and the cease trade order was rescinded. Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies' Creditors Arrangement Act (Canada) ("CCAA"). During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements. Mr. Griffiths was also a director of Slater Steel Inc. which operated under the protection of the CCAA in an orderly wind-down.

(4) Member of the Audit Committee. The Corporation is required to have an Audit Committee and does not have an Executive Committee.

(5) Member of the Corporate Governance and Nominating Committee.

(6) Member of the Compensation Committee.

(7) Also exercises control or direction over an additional 10,000 subordinate voting shares of Fairfax.

(8) Mr. Murray controls Pinesmoke Investments Ltd. which owns 80,000 subordinate voting shares of Fairfax.

(9) Mr. Salsberg previously was a director of the Corporation from 1987 to December 2001.

(10) Mr. Watsa controls Fairfax (see (11) below), which owns 2,172,829 Multiple Voting Shares and 8,559,113 Subordinate Voting Shares of the Corporation, and himself owns 63,750 Subordinate Voting Shares, and exercises control or direction over an additional 2,500 Subordinate Voting Shares of the Corporation.

(11) Mr. Watsa controls The Sixty Two Investment Company Limited, which owns 1,548,000 multiple voting shares and 50,620 subordinate voting shares of Fairfax, and himself beneficially owns an additional 256,303 subordinate voting shares of Fairfax and exercises control or direction over an additional 2,100 subordinate voting shares of Fairfax.

Each director nominated for election has held the principal occupation listed above for the past five years, other than: Jan Christiansen, who from November 2002 to July 2004 was an independent consultant, from November 2000 to November 2002 was Executive Vice President and Chief Financial Officer of USF Worldwide, Inc. (a freight forwarding company) and prior thereto was Executive Vice President and Chief Financial Officer of Panalpina North America Inc. (a forwarding and logistics services company); Michael Langdon, who prior to May 2000 was Chairman of Rutland Trust plc. (an investment holding company); and Christopher Sporborg who became Chairman of Chesnara plc. in May 2004.

## DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Fairfax, the Corporation's parent company, purchases and maintains directors' and officers' liability insurance for the directors and officers of Fairfax and certain of its subsidiaries, including the Corporation. It is part of a blended insurance program that provides a one-year combined aggregate limit of liability of U.S.$150 million, with a deductible to the Corporation of U.S.$10 million per loss. The approximate annual premium for the directors' and officers' liability insurance to Fairfax is U.S.$3.3 million of which approximately U.S.$437,500 is allocated to the Corporation. The Corporation has also purchased directors' and officers' liability insurance that supplements the Fairfax program with cover for any amounts paid by the Corporation pursuant to its indemnification of directors and officers. It is part of a blended insurance program that has a one-year combined aggregate limit of liability of U.S.$10 million, with a deductible of U.S.$1 million per loss. The approximate annual premium for this directors' and officers' liability insurance is U.S.$435,000. All directors' and officers' liability insurance expires May 31, 2005.

## STATEMENT OF EXECUTIVE COMPENSATION

### Summary Compensation Table

The following table provides a summary of compensation earned in Canadian dollars during each of the last three fiscal years by the named executive officers (determined in accordance with applicable rules).

| | | Annual Compensation | | | Long-Term Compensation | | |
|---|---|---|---|---|---|---|---|
| Name & Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($)(1) | Securities Under Options Granted (#) | LTIP Payouts ($) | All Other Compensation ($)(2) |
| **Jan Christiansen** (3)(4) President & CEO | 2004 | 150,197 | 114,404 | — | — | — | — |
| **Karen E. Murphy** (4) President & CEO | 2004 | 202,257 | — | — | — | — | 994,125 |
| | 2003 | 340,000 | 170,000 | — | — | — | 10,000 |
| | 2002 | 330,000 | — | — | — | — | 10,000 |
| **Peter K. Fritze** (4) Sr. Vice President, Corporate Affairs and Corporate Secretary | 2004 | 225,000 | 75,000 | — | — | — | 10,000 |
| | 2003 | 225,000 | 112,500 | — | — | — | 10,000 |
| | 2002 | 225,000 | — | — | — | — | 10,000 |
| **David C. Langille** (4) Sr. Vice President, Chief Financial Officer | 2004 | 225,000 | 50,000 | — | — | — | 10,000 |
| | 2003 | 210,000 | 105,000 | — | — | — | 10,000 |
| | 2002 | 147,269 | — | — | — | — | 7,083 |

(1) Other annual compensation is less than the lesser of $50,000 and 10% of the total annual salary and bonus of each named executive officer.

(2) All other compensation consists of corporate contributions to a defined contribution pension plan on behalf of each named executive officer other than Jan Christiansen. In the case of Karen Murphy, the amount shown also includes post-employment payments of $984,125 which are described in (4) below.

(3) Jan Christiansen commenced employment with the Corporation in August 2004. From May 2004 to August 2004, Jan Christiansen was a consultant to Cunningham Lindsey U.S. Inc. and received $29,179 for those services (such income for 2004 is included under "Salary").

(4) Jan Christiansen has no employment agreement with the Corporation. Karen Murphy resigned as director, President and Chief Executive Officer of the Corporation and of Cunningham Lindsey U.S. Inc. on August 4, 2004. The Corporation has agreed to provide Karen Murphy with her 2003 salary until January 31, 2007 and additional lump sum payments of $80,000 on each of February 28, 2005 and February 28, 2006 (such income is included under "All Other Compensation"). Peter Fritze and David Langille are each employed by the Corporation for an indefinite term. Each is paid a base monthly salary and bonus based on factors determined by the Corporation, and is eligible to participate in the equity compensation plan of the Corporation in place from time to time. Each also receives car, non pension and pension benefits, 4 weeks' paid vacation and reimbursement of professional dues. Mr. Langille has an employment agreement that, in addition to the foregoing terms, provides that his employment relationship may be terminated by him on 2 months' notice and by the Corporation without notice for just cause or, for any reason other than just cause, on 24 months' notice of termination or, in lieu of notice, an amount equal to 24 months' pay plus 15% of such amount in lieu of benefits plus two times average bonus for the preceding 3 years.

### Equity Compensation Plan

In 2001, the Corporation implemented the Lindsey Morden Group Inc. Equity Plan. Participants are senior officers of the Corporation and its subsidiaries. No awards were made under the plan to named executive officers in 2004. For U.S. participants, the plan operates as a restricted share plan under which participants are given Subordinate Voting Shares of the Corporation on stipulated vesting dates (generally, July 1, 2003 or 2004 and July 1, 2006 for existing awards). For non-U.S. participants, including the named executive officer below, the plan operates as nearly as possible like a restricted share plan but, in light of differences in applicable tax law, is structured to provide awards of options. Restricted share awards and option grants are made in respect of outstanding Subordinate Voting Shares acquired by an affiliate of the Corporation for the plan in order that awards and grants do not dilute the interests of other shareholders.

**Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values**

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at Dec. 31/04 (#) Exercisable/Unexercisable | Value of Unexercised in-the-Money Options at Dec. 31/04 ($) Exercisable/Unexercisable |
|---|---|---|---|---|
| **Peter K. Fritze** | Nil | Nil | 17500/17500(1) | 0/0 |

(1) Option grants are made by an affiliate of the Corporation in respect of outstanding Subordinate Voting Shares of the Corporation held by the affiliate. To ensure the plan operates as nearly as possible like the restricted share plan for U.S. participants pursuant to which participants are given Subordinate Voting Shares, the exercise price of each option is the lower of $6.00 per share and the market price per share of Subordinate Voting Shares on the last trading day before exercise. The right to exercise options vests as to 50% of shares under option on July 1, 2003 and as to 50% of shares under option on July 1, 2006. The options expire on December 16, 2011. Dividend equivalents (based on dividends paid on shares under option, if any) are paid at the time of exercise of an option.

### Composition of the Compensation Committee

The Compensation Committee of the Board of Directors (the "Committee") is composed of Christopher H. Sporborg (Chair), Robbert Hartog and Paul Murray. Prior to March 1, 2005 and at the time of its Report on Executive Compensation, the Committee was composed of James F. Dowd, Francis S.M. Chou and Eric P. Salsberg. None of the current members of the Committee is an officer, employee or former officer or employee of the Corporation or any of its subsidiaries.

### Report on Executive Compensation

The Committee is responsible for determining the compensation of the President and Chief Executive Officer and reviewing the recommendations of the President and Chief Executive Officer on the compensation of the other executive officers of the Corporation. The remuneration of executive officers consists of an annual base salary, bonus and long-term participation in the success of the Corporation by the ownership of shares through equity compensation plans which operate as nearly as possible like restricted share plans.

The President and Chief Executive Officer's 2004 salary was set based upon a report of compensation consultants completed in 2002 that provided a competitive compensation review for the President and Chief Executive Officer position of the Corporation and each of its principal subsidiaries with reference to similarly sized companies in the financial services and insurance industry. Meaningful direct comparisons were limited by the small number of companies engaged in businesses similar to the Corporation. The report was completed for the Corporation at the request of management. Compensation Committee members had full access to the compensation consultants. The same report, together with a management compensation report by the President and Chief Executive Officer, was used to determine the salary of the other named executive officers.

In general, in awarding bonuses or other non-salary compensation for a completed year, the Committee considers the Corporation's financial performance during that year, the extent, if any, by which that performance met predetermined goals of profitability and cash flow, and the individual's performance in the year in his or her area of responsibility. For 2004, the Committee has awarded Jan Christiansen, Peter Fritze and David Langille bonuses of U.S.$75,000, $75,000 and $50,000, respectively. Notwithstanding the disappointing financial performance of the Corporation in 2004, the Committee determined that the performance of each officer in dealing with his respective area of responsibility in the challenging circumstances faced by the Corporation during the year merited the award. None of the named executive officers received awards under the Lindsey Morden Group Inc. Equity Plan in 2004.

Report presented by: James F. Dowd, Francis S. M. Chou, Eric P. Salsberg

**Performance Graph**

The following graph compares the five-year cumulative total return (assuming reinvestment of dividends) of a $100 investment on December 31, 1999 in the Subordinate Voting Shares of the Corporation and in the shares comprising the S&P/TSX Composite Total Return Index.

**Five-Year Cumulative Total Return on $100 Investment Assuming Dividend Reinvestment (December 31, 1999 - December 31, 2004)**


120
100
80
60
40
20
0
1999
2000
2001
2002
2003
2004
S&P/TSX Composite Total Return Index
$100 $107 $941 $82 $104 $119
Lindsey Morden Group Inc.
$100 $54 $48 $54 $21 $15

**Compensation of Directors**

Directors who are also employees or officers of the Corporation or any of its affiliates receive no remuneration for acting as a director of the Corporation or any subsidiary. Other directors of the Corporation receive fees from the Corporation for acting as a director, comprised of an annual fee of $6,000 plus $500 for each board or committee meeting attended. Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. James F. Dowd, the Chairman, has a grant of 15,000 restricted Subordinate Voting Shares pursuant to the Lindsey Morden Group Inc. Equity Plan, the terms of which are described above under the heading "Statement of Executive Compensation - Equity Compensation Plan".

## INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Corporation has entered into the material transactions described below with Fairfax in 2004. Fairfax's address is 95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7.

Fairfax has committed to provide financing as necessary to the Corporation until at least March 31, 2006 in order to allow the Corporation to meet its liabilities and obligations as and when they fall due, but only to the extent that money is not otherwise available to the Corporation to meet such liabilities and obligations. On March 31, 2004 and July 12, 2004 the Corporation fully repaid borrowings from Fairfax of $59.7 million and $10.8 million, respectively at those times. Interest expensed and paid on borrowings from Fairfax during 2004 was $0.6 million.

Fairfax owns greater than 75% of the total number of all outstanding shares of the Corporation which allows it to include the Corporation's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom. In 2004 and 2003, the Corporation made tax installment payments totalling $3.3 million and $1.5 million, respectively to Fairfax. The Corporation paid a further tax installment of $0.7 million to Fairfax in January 2005, related to 2004, and received a refund of $0.1 million in respect of tax installments overpaid related to 2003. The tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

The Corporation has a management services agreement with Fairfax pursuant to which Fairfax provides the Corporation with specified management services in consideration for an annual management fee. During 2004, the Corporation paid $0.3 million to Fairfax in respect of management fees under that service agreement. Under that agreement, Fairfax has agreed to reimburse the Corporation for $5.9 million of costs related to the disposal of the United States third party claims administration business.

Revenue earned primarily from claims adjusting and claims management services rendered to companies under Fairfax's control in the normal course of business in 2004 was $6.4 million. Costs incurred for information and technology services provided by companies under Fairfax's control in the normal course of business in 2004 were $1.3 million. Amounts charged to companies under Fairfax's control for information and technology services provided and for rent, were $0.6 million and $0.3 million, respectively.

In 2004, the Corporation paid $1.6 million to Fairfax for participation in an insurance program arranged by Fairfax with third party carriers for additional blended excess errors and omissions, employment practices liability and directors' and officers' liability coverage, and for excess fiduciary and bond coverage, for claims made in the period May 31, 2004 to May 31, 2005.

The Corporation and Fairfax have agreed to reimburse a customer of the discontinued third party claims administration business of the Corporation's United States subsidiary for the reasonable costs and expenses incurred including in some instances, costs of a new third party administrator, to transfer files if certain specified events occurred. These events included the disposal of the third party claims administration business. To ensure proper transition of files and customers to Broadspire Services Inc. during 2004, the agreement with the customer has been extended to apply if the customer requests that files be transferred from Broadspire. The Corporation and Fairfax have also agreed to indemnify the customer for stolen or lost fiduciary monies. The Corporation has indemnified Fairfax for its obligations under these arrangements.

## INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The Corporation previously maintained an Employee Share Purchase Plan under which the directors from time to time granted to designated employees, officers and directors of the Corporation or its subsidiaries, loans to purchase Subordinate Voting Shares of the Corporation. The aggregate indebtedness of all current and former employees, officers and directors of the Corporation and its subsidiaries to the Corporation, is approximately $2.6 million and is summarized in the table below. The majority of loans are due on demand and no loans bear interest. Each loan is secured by Subordinate Voting Shares of the Corporation. None of the named executive officers or directors of the Corporation has any indebtedness to, or guaranteed by, the Corporation.

**Aggregate Indebtedness ($)**

| Purpose | To the Company or its Subsidiaries | To Another Entity |
|---|---|---|
| **Share Purchases** | 2,260,000 | — |
| **Other** | 350,000 | — |

## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange ("TSX") has adopted 14 guidelines for effective corporate governance. In addition, many regulatory changes have come into effect in the past year, including rules issued by the Canadian Securities Administrators ("CSA") relating to audit committees. Further changes are expected as the CSA has published for comment draft rules and policies relating to disclosure of corporate governance practices and draft amendments to its rules relating to audit committees. The Corporation has amended its governance practices as regulatory changes have come into effect and will continue to follow regulatory changes and consider amendments to its governance practices as appropriate.

Since the CSA rules relating to disclosure of corporate governance practices are not yet in effect, a comparison of the Corporation's governance practices against the TSX governance disclosure guidelines is set out below as required by the TSX guidelines. The disclosure has been prepared on the basis that each of the nominees presented in this circular is elected as a director and appointed to the committee(s) on which he currently serves. Comments are also included in respect of the amended independence standards proposed by the CSA in relation to audit committees on the same basis.

Under the TSX guidelines, an unrelated director is one who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. Under proposed amendments to Multi-lateral Instrument 52-110 – Audit Committees, a member of the Audit Committee will be considered to be independent if he or she has no direct or indirect material relationship with the Corporation, its subsidiaries or parent company. For these purposes, a material relationship is one which could, in the view of the Board of Directors (the "Board"), be reasonably expected to interfere with the exercise of a member's independent judgment. That instrument goes on to specify circumstances in which an Audit Committee member will be deemed not to be independent.

The Corporation aligns with standards in the TSX guidelines regarding unrelated directors and with CSA rules relating to audit committee independence. The Corporation believes that its approach to corporate governance is, in its circumstances, appropriate to enhance the interests of the Corporation and its shareholders.

| **TSX Corporate Governance Guideline** | **Comments** |
|---|---|
| 1. The Board of Directors should explicitly assume responsibility for stewardship of the Corporation, and specifically assume responsibility for: | The Board provides stewardship of the Corporation and is responsible for supervising the management of the business and affairs of the Corporation. The Board reviews, discusses and approves various matters related to the Corporation's operations, strategic direction and organizational structure. The Board monitors financial performance while operating the Corporation for the long-term benefit of shareholders, employees and customers, maintaining sound financing, and demonstrating honesty, integrity and good faith in the Corporation's relationships and dealings. During 2004, the Board held 6 meetings. |
| (a) Adoption of a strategic planning process | The Board approves an annual plan, taking into account among other things, industry and other trends, product strategies, new product developments, major new business, capital expenditures, specific problem areas, action plans, and the opportunities and risks of the business with a view to improving fundamentally the efficiency, profitability and cash flow of the Corporation. Adherence to this plan and progress against its goals are monitored on an ongoing basis. |
| (b) Identification of principal risks, and implementation of risk management systems | Management apprises the Audit Committee and Board of principal operational and strategic risks and of the results of periodic reviews of risk management systems. The Audit Committee makes recommendations in respect of risk management as necessary and regularly obtains reasonable assurance that appropriate risk management processes are in place. |
| (c) Succession planning including appointing, training and monitoring senior management | The Board is responsible for succession planning matters as part of its responsibility for supervising the management of the business and affairs of the Corporation, which includes ensuring candidates have appropriate training. The Compensation Committee is responsible for reviewing the Corporation's organizational structure and for monitoring executive development programs, including training and retention programs for senior management. Management makes recommendations as necessary relating to succession planning for operating companies. While the Corporation's officers operate with considerable autonomy respecting day-to-day operations, the Board has delineated certain matters which require prior Board approval, including significant business acquisitions, entry into a new business, expansion into new geographic areas and significant deviation from or addition to the annual plan. Management reports to the Board on a regular basis and the directors have free access to management for information and discussion. |

| TSX Corporate Governance Guideline | Comments |
|---|---|
| (d) Communications policy | The Corporation has a policy to ensure that communications to shareholders, other stakeholders and the public are made through designated individuals. The Board or the Audit Committee and counsel approve all significant communications. The Board, directly or through its committees, also approves the content of major disclosure documents, including proxy circulars, annual information forms, quarterly reports and MD&A. The Corporation maintains www.lindseymordengroupinc.com on which it posts financial and other information. |
| (e) Integrity of internal control and management information systems | The Audit Committee is responsible for ensuring that management has established and maintains effective internal controls and management information systems and maintains practices and processes to ensure compliance with applicable laws. The external auditors report to the Audit Committee on internal controls. |
| 2. A majority of directors should be "unrelated". A corporation with a significant shareholder should also include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. | A majority of the Corporation's directors are unrelated for purposes of the TSX guidelines, including the Chairman, on the basis that they are independent from management and free from any interest, business, or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the Corporation's best interest. The Board has also determined that the Board has an appropriate number of directors who do not have interests in or relationships with either the Corporation or Fairfax and which fairly reflects the investment in the Corporation by shareholders other than Fairfax. |
| 3. Disclose, for each director, whether he or she is related, and how that conclusion was reached | The Board determines whether each director of the Corporation is an unrelated director as defined under the TSX guidelines. The Board does this by analyzing the relationships of the directors with the Corporation and its affiliates and the conduct of the directors. Based on information provided by each of the directors as to their personal circumstances and the applicable regulatory tests, the Board has determined that all of the Corporation's current directors are unrelated and, of the director nominees, only Jan Christiansen would be a related director of the Corporation because he is President & Chief Executive Officer of the Corporation. The other eight director nominees are unrelated. The Chairman and five other directors have interests in or relationships with Fairfax as described under "Election of Directors". Fairfax owns shares carrying approximately 75.0% of the votes attaching to all classes of shares of the Corporation for the meeting. Fairfax and its subsidiaries have entered into the transactions with the Corporation described under "Interest of Informed Persons in Material Transactions". |
| 4. Appoint a committee of non-management directors responsible for proposing to the full Board of Directors new nominees for election to the board and for assessing directors on an ongoing basis | The Corporate Governance and Nominating Committee is responsible for recommending to the Board a list of candidates for nomination for election at the Corporation's annual meeting of shareholders and, as the need arises, new candidates for Board membership. The committee is also responsible for recommending to the Board of Directors those directors it considers qualified for appointment to Board committees. The members of the Corporate Governance and Nominating Committee are Anthony F. Griffiths (Chair), Michael R.F. Langdon and Christopher H. Sporborg, none of whom are members of management and each of whom is unrelated to the Corporation. |
| 5. Implement a process for assessing the effectiveness of the Board of Directors, its committees and individual directors | The Corporate Governance and Nominating Committee will annually review the effectiveness of the Board in fulfilling its responsibilities and duties and the effectiveness of board committees in fulfilling their respective responsibilities, and will annually consider the performance, contributions and credentials of individual directors prior to their nomination for re-election to the Board. |

| TSX Corporate Governance Guideline | Comments |
|---|---|
| 6. Provide an orientation and education program for new directors | Reports and orientation materials relating to the Corporation's business and affairs are provided to new directors including the Corporation's financial statements, the Corporation's Code of Business Conduct and Ethics and Whistleblower Policy, and materials outlining the organization of the Board of Directors and its committees. New directors also have access to fellow directors and senior management. |
| 7. Examine board size with a view to determining the impact of the number of directors upon board effectiveness; where appropriate, undertake a program to reduce the number of directors to facilitate more effective decision making | In connection with corporate governance changes implemented in 2005, the Chairman considered the number of directors on the Board and concluded that nine directors is appropriate for the Corporation's current circumstances and allows for efficient functioning of the Board and diversity of input for decision-making. Going forward, the Board has delegated to the Corporate Governance and Nominating Committee responsibility for monitoring the size of the Board and recommending changes where appropriate. The Corporate Governance and Nominating Committee is also responsible for making recommendations regarding the number of Board positions to be filled by independent directors. |
| 8. The Board of Directors should review compensation of directors in light of risks and responsibilities involved in being an effective director | The Corporate Governance and Nominating Committee, in consultation with the Compensation Committee, is responsible for periodically reviewing the adequacy and form of directors' compensation and for recommending to the Board a compensation model that appropriately compensates directors for the responsibilities and risks involved in being a director or a member of one or more Board committees, as applicable. |
| 9. Committees of the Board of Directors should generally be composed of non-management directors, a majority of whom are unrelated | The Board has three standing committees, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, each of which is composed entirely of unrelated, non-management directors. In addition, the Audit Committee is composed entirely of independent directors within the meaning of CSA rules relating to audit committees (as those rules are proposed to be amended). |
| 10. The Board of Directors should expressly assume responsibility for, or assign to a committee the general responsibility for, the Corporation's approach to corporate governance issues | The Corporate Governance and Nominating Committee is responsible for reviewing the Corporation's overall approach to corporate governance and for making recommendations to the Board. Among other things, the committee is responsible for: (i) developing corporate governance guidelines, monitoring on a continuing basis developments relevant to corporate governance and recommending initiatives to help the Corporation maintain its standards of corporate governance; (ii) developing charters for any new Board committees and recommending changes to existing committee charters; (iii) reviewing proposed amendments to the Corporation's Code of Business Conduct and Ethics; (iv) providing a forum for addressing concerns of individual directors; and (v) reviewing non-routine items of business for consideration at the annual meeting of shareholders and assessing proposals submitted by shareholders for inclusion in proxy solicitation materials. The committee is also responsible for reviewing and approving all transactions between the Corporation and related parties of the Corporation. |
| 11. (a) The Board of Directors should develop position descriptions for: (i) the Board of Directors (ii) the CEO | The Board has adopted a formal Board mandate, together with position descriptions for the Chair of the Board, committee chairs, individual directors and the President and Chief Executive Officer. |
| (b) The Board of Directors should approve the CEO's corporate objectives | The Board approves an annual plan, taking into account both current specifics and the implementation of long-term measures, to improve fundamentally the efficiency, profitability and cash flow of the Corporation. The President and Chief Executive Officer's primary objective is to achieve this plan and adherence to this plan is monitored on an ongoing basis. |

| TSX Corporate Governance Guideline | Comments |
|---|---|
| 12. Board of Directors should be able to function independently of management | The Chairman of the Board is independent of management. Eight of nine director nominees are not members of management. Each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee are comprised entirely of members who are not members of management. |
| 13. The audit committee should be composed only of non-management directors, and its roles and responsibilities should be specifically defined so as to provide appropriate guidance to committee members as to their duties. The audit committee should have direct communication channels with internal and external auditors to discuss specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. | The members of the Audit Committee are: Robbert Hartog (Chairman), Anthony F. Griffiths and Paul Murray, each of whom is an unrelated, non-management director who also meets the additional independence criteria applicable to audit committees.<br><br>The Board has adopted a formal mandate for the Audit Committee under which the committee is responsible for, among other things, overseeing the Board's relationship with external auditors including the retention, independence, performance and compensation of the external auditors, pre-approving non-audit services provided to the Corporation and its subsidiaries, and reviewing the audit plan and relevant accounting policies. The Audit Committee is also responsible for (i) reviewing the Corporation's financial statements and related public disclosure; (ii) supervising senior management to ensure that adequate internal controls and disclosure controls and procedures are in place, and (iii) approving any waivers from the Corporation's Code of Business Conduct and Ethics sought by directors or executive officers.<br><br>The external auditors report directly to the Audit Committee, attend each meeting of the committee and meet with its members without the presence of management where appropriate. The Audit Committee reviews the Corporation's relationship with its external auditors, who provide ongoing assurance of their independence. |
| 14. Implement a system to enable individual directors to engage outside advisors at the Corporation's expense | In carrying out their duties, each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee may retain any outside advisor without Board approval at the expense of the Corporation at any time and has the authority to determine their advisors' fees and other retention terms.<br><br>Individual directors may request the Board to permit them to engage outside advisors, as required, in connection with fulfilling their duties and responsibilities.The Corporation will consider bearing the expense of the advisors in individual circumstances. The Board has no policy whether the Board must approve such advisors. |

## APPOINTMENT OF AUDITORS

Unless otherwise directed, proxies in the enclosed form will be voted for the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board. PricewaterhouseCoopers LLP also act as auditors for Fairfax and its subsidiaries. The resolution to appoint PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the directors to fix their remuneration must be passed by more than 50% of the votes cast in person or by proxy at the meeting.

The Corporation's auditors changed in 2004. On October 12, 2004, Ernst & Young LLP resigned as auditors of the Corporation on its own initiative and on October 18, 2004 PricewaterhouseCoopers LLP were appointed as successor auditors of the Corporation. Ernst & Young LLP were first appointed as the Corporations auditors on May 14, 1992. The resignation of Ernst & Young LLP and the appointment of PricewaterhouseCoopers LLP were considered, and accepted and approved, respectively, by the Audit Committee and the Board of Directors of the Corporation. Copies of the documents filed by the Corporation in connection with the change of auditors are attached as Appendix A to this circular.

## SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

The *Canada Business Corporations Act* permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2006 is December 1, 2005.

## APPROVAL

The contents of this circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

By Order of the Board of Directors

JAN CHRISTIANSEN
President and Chief Executive Officer

Toronto, Ontario
March 1, 2005

## APPENDIX A
## 2004 Change of Auditors



LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

**NOTICE OF CHANGE OF AUDITOR**
**National Policy 51-102**

**LINDSEY MORDEN GROUP INC.**

**TO:** **Canadian Securities Administrators**
**Ernst & Young LLP**
**PricewaterhouseCoopers Canada LLP**

Pursuant to National Policy 51-102, Lindsey Morden Group Inc. (the "Corporation") provides notice of a change of auditor as follows:

1. Ernst & Young LLP, the former auditors of the Corporation, resigned on October 12, 2004. The directors of the Corporation have appointed PricewaterhouseCoopers Canada LLP as successor auditors.

2. Ernst & Young LLP resigned on its own initiative.

3. The resignation of Ernst & Young LLP and the appointment of PricewaterhouseCoopers Canada LLP were considered, and accepted and approved, respectively, by the Audit Committee and the Board of Directors of the Corporation.

4. There have been no reservations contained in Ernst & Young LLP's reports on the annual financial statements of the Corporation for the two most recently completed fiscal years.

5. There are no reportable events as that term is defined in National Instrument 51-102.

Dated at Toronto, Ontario this 20th day of October, 2004.

**LINDSEY MORDEN GROUP INC.**

By: Peter Fritze
Peter Fritze
Secretary

ERNST & YOUNG

■ Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
P.O. Box 251, 222 Bay St.
Toronto-Dominion Centre
Toronto, Canada M5K 1J7

■ Phone: 416 864-1234
Fax: 416 864-1174

October 22, 2004

**PRIVATE AND CONFIDENTIAL**

Mr. Peter Fritze, Secretary
Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario
M5J 2M4

Dear Mr. Fritze:

**Re: Lindsey Morden Group Inc. (the "Company")**

In response to your letter dated October 21, 2004, we confirm that our letter dated October 22, 2004 does not need to be updated in respect of the Company's change of auditor notice dated October 20, 2004.

Yours sincerely,

Ernst & Young LLP

*A member of Ernst & Young Global*



Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
P.O. Box 251, 222 Bay St.
Toronto-Dominion Centre
Toronto, Canada M5K 1J7

Phone: 416 864-1234
Fax: 416 864-1174

October 22, 2004

**PRIVATE AND CONFIDENTIAL**

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs:

**Re: Lindsey Morden Group Inc. (the "Company")**

Pursuant to National Policy 51-102, we have read the Company's change of auditor notice dated October 20, 2004 and agree with statements one through five therein as they relate to our resignation as auditors of the Company. This confirmation is based on our knowledge and information as of the date of this letter.

Yours sincerely,

Ernst & Young LLP

*A member of Ernst & Young Global*

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

October 27, 2004

To: Ontario Securities Commission

We have read the statements made by Lindsey Morden Group Inc. in the attached copy of Change of Auditor Notice dated October 20, 2004, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated October 20, 2004.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Ontario

\\Torontss20\ABASData\ABASDwm\Client\L\Lindsey Morden\2004\Correspondence\OSC Ltr - Change in Auditors.doc

LINDSEY MORDEN GROUP INC.

**PROXY FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 14, 2005**



**This proxy is solicited by the management of Lindsey Morden Group Inc. (the "Corporation").**

The undersigned shareholder of the Corporation hereby appoints James F. Dowd, Chairman, or failing him, Jan Christiansen, President & CEO of the Corporation, or instead of any of the foregoing persons,

________________________________________

as proxy of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned **at the annual meeting of shareholders of the Corporation to be held on April 14, 2005 at 10:30 a.m. (the "meeting") and any adjournment thereof** and without limiting the general authorization and power hereby given, in the manner specified below upon the following matters:

| | | |
|---|---|---|
| **A. Election of directors** | **For** ☐ | **Withhold from voting** ☐ |
| **B. Appointment of auditors** | **For** ☐ | **Withhold from voting** ☐ |

**in each case as listed in the accompanying management proxy circular.**

**This proxy revokes and supersedes all proxies of earlier date.**

Dated this ____________________ day of ____________________ , 2005

________________________________________

*Number of Subordinate Voting Shares*

________________________________________

*Name of Shareholder – Please print clearly and ensure name exactly matches shares' registration*

________________________________________

*Signature of Shareholder – Please sign exactly as shares are registered*

1. **A shareholder may appoint a proxyholder other than the persons designated above, to attend, vote and otherwise act on the shareholder's behalf at the meeting or any adjournment thereof.** Such right may be exercised by inserting the name of the shareholder's nominee(s) in the space provided or by completing another form of proxy. Such proxyholder need not be a shareholder of the Corporation.

2. The shares represented by this proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on this proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

3. If this proxy form is not dated in the space provided, it will be deemed to bear the date on which it was mailed by management of the Corporation.

4. To be valid, this proxy must be signed and deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit #6, Toronto, Ontario M5A 4K9 before 9:30 a.m. (Toronto time) on April 13, 2005 or, if the meeting is adjourned, 48 hours (excluding Saturdays and holidays) before the beginning of any adjourned meeting. A shareholder who is an individual should sign this proxy exactly as the individual's shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the shareholder must execute this proxy and, if the corporation has a corporate seal, the seal should be affixed. A proxy for shares registered in the name of an executor, administrator or trustee should be signed exactly as the shares are registered.

5. All shareholders should refer to the accompanying management proxy circular for further information regarding completion and use of this proxy and other information pertaining to the meeting. In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a depository. Non-Registered Holders should, in particular, review the sections relating to Non-Registered Holders under "Solicitation of Proxies" in the accompanying management proxy circular and follow the instructions of their intermediaries.

6. If a share is held by two or more persons, any one of them present or represented by proxy at the meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them is present or represented by proxy, they shall vote together in respect of each share so held.